14.3


06018075

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisoma

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

FILE NO. 82- 34926 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Dw
DAT : 11/8/06


ANTISOMA

Targeting cancer





Annual Report and Accounts 2006

Joint Chief Executive and Chairman's statement

We have made important advances in our business during the past year. We have presented positive efficacy and safety findings for AS1404. Our clinical data on AS1411 has strengthened significantly. AS1402 has successfully completed phase I trials. Further drugs have progressed towards the clinic.

We remain committed to maximising returns from this promising pipeline. Our strategy is to develop some drugs through late-stage trials ourselves and to license others to pharmaceutical partners. Among our three clinical products, we retain all rights to AS1411 while AS1404 and AS1402 had been licensed to Roche. During the year we regained marketing rights to these two drugs. Plans for their further development and commercialisation have therefore changed, with the Company now planning to re-partner AS1404.

Positive AS1404 data support partnering drive

In June we announced positive data from a phase II lung cancer trial of our vascular disrupting agent AS1404. This compared patients receiving AS1404 plus chemotherapy with patients receiving chemotherapy alone. The AS1404 group showed improved response rates, time to tumour progression and survival. Moreover, AS1404 did not exacerbate the side-effects of chemotherapy.

At the same time, for commercial reasons, Roche decided that it would not be exercising its option to acquire rights to AS1404. Though this caused an adverse share price reaction, the Directors see a positive opportunity: we can now seek a new partnership with terms that reflect the considerable value added since AS1404 was originally licensed to Roche. AS1404 has broad and substantial sales potential and we believe that a deal with a strong marketing partner is the best route to extract value from this product for Antisoma's shareholders.

Recent data have reinforced our view of the commercial potential of AS1404 and caused a significant recovery of our share price. During September we announced final data from the lung cancer trial, gathered after all patients had been

"Our key commercial objective is to license AS1404 to a strong marketing partner."

Glyn Edwards, Chief Executive Officer



followed up for at least 12 months. These showed one of the largest survival advantages ever seen in a trial adding a novel therapy to first-line chemotherapy for lung cancer. Patients receiving AS1404 with chemotherapy had a median survival of 14 months, compared with 8.8 months for patients receiving chemotherapy alone. Also during September we announced the first findings from a phase II trial of AS1404 in prostate cancer. These showed a marked improvement in PSA response when AS1404 was added to chemotherapy. We now have good evidence of the drug's effects in two of the 'big four' cancer indications – lung and prostate cancers – clearly endowing AS1404 with blockbuster potential. A third phase II trial in ovarian cancer has also produced promising initial findings.

Given the considerable body of clinical and other data supporting AS1404, we are confident that we will be able to strike a development and commercialisation deal with a strong partner. There has been widespread interest and talks are ongoing with a number of companies. Reaching an optimal partnering agreement for AS1404 is our top priority for the immediate future. In the meantime, we are building on the positive data from the phase II programme by preparing for a pivotal phase III trial in lung cancer.

5 months

longer median survival with AS1404 in lung cancer phase II trial



AS1411 data support rapid development

During September and October 2006 we reported new data from the phase I trial of our aptamer drug AS1411. This had been extended following promising initial findings in patients with renal cancer. Final data included 12 patients with renal cancer, all with advanced metastatic disease and many of whom had received several previous treatments. In this group there were two cases of profound tumour shrinkage while seven further patients had at least two months of disease stabilisation. The completed study also included five patients with advanced lung cancer, two of whom had stable disease for at least two months.

The renal cancer results with AS1411 are very encouraging given the nature of the patients included in the trial. We are therefore making renal cancer a priority indication for the drug, and expect to start a phase II trial in this cancer during 2007. We are examining opportunities for accelerated development. We now also have the benefit of orphan drug status for renal cancer in both the US and the EU.

Meanwhile, preclinical findings have continued to expand the range of other cancer indications where AS1411 appears to have activity. During 2007 we expect to start a phase II trial in a blood cancer indication in parallel with our planned renal cancer trial.

AS1402 now ready for phase II trials

In June the results of a phase I trial of our antibody drug AS1402 (formerly R1550) in breast cancer were reported. The trial showed that AS1402 was well-tolerated at all doses tested, clearing the way for the drug to move into phase II efficacy studies in patients with less advanced cancer. A number of the patients in the phase I study showed prolonged stable disease despite having relapsed after multiple previous treatments.

AS1402 was formerly being developed by Roche under our alliance. After completion of phase I trials, the companies agreed that rights to the drug should be returned to Antisoma. We are now preparing to conduct a phase II study in earlier-stage breast cancer patients. Evidence from other antibody studies suggests that patients with less advanced disease are most likely to benefit from therapies of this kind. It is probable that we will seek a new partner for AS1402 if the next trial proves successful.

AS1409 to enter clinic in 2007

AS1409 is the result of an antibody-engineering collaboration with EMD-Lexigen. It delivers IL12, an agent known to have anti-cancer properties, to tumours. In August 2006 we announced that we had selected renal cancer and melanoma as indications for phase I testing. The clinical trial is expected to begin during 2007.

Finances reflect continued investment in pipeline

Our financial results reflect continuing investment in our pipeline of cancer drugs. Total research and development costs have increased from £12.3 million last year to £16.6 million, taking total operating costs to £21.4 million (from £17.0 million last year). We closed the year with £14.9 million in cash and liquid resources compared with £25.0 million last year. This reflects our operating expenditure offset by the addition of £6.6 million through a fundraising completed in December 2005.



Investment will continue as we build on the positive phase II data for AS1404 by progressing the drug into phase III and take other promising products such as AS1411 forward through trials. Our expectation is that partnering of AS1404 would provide substantial additional financial resources to invest in our pipeline. To put our current development plans into action we will clearly need to secure additional resources from such a deal or another source during the next financial year.

Recent years' revenues have largely reflected deferred recognition of the upfront payments we received from Roche on signature of our alliance agreement in 2002. These have declined as we have completed the development stages to which the payments were attributed. Thus, this year's revenues were £1.6 million, down from £6.3 million last year.

Reduced revenues and increased expenditure on development mean that operating losses are higher at £19.8 million, up from £10.7 million last year.

For full details see the financial review on pages 6 and 7.

Substantial newsflow to continue through 2007

This year has been our best to date for announcement of clinical data supporting our products. The Directors are optimistic about the outlook for the Company, as reflected by their significant purchases of Antisoma shares during the past year. We look forward to further newsflow from the programme of phase II trials of AS1404, notably time to tumour progression and survival data from the prostate and ovarian cancer studies, which are expected during 2007. The AS1404 phase III trial in lung cancer is planned to start in 2007. We also expect to advance AS1411 to the next stage of trials, start our phase II trial of AS1402 and begin trials of AS1409.



Glyn Edwards
Chief Executive Officer



Barry Price
Chairman

"We now have more supportive activity and safety data covering more drug candidates than at any time in our history."

Barry Price, Chairman

Financial review

Raymond Spencer, Chief Financial Officer

Our financial results this year reflect the Company's commitment to progress its clinical pipeline. Total research and development costs have increased 35% to £16.6 million this year. The Financial Statements, including the restatement of comparatives for the year ended 30 June 2005, have been prepared for the first time under International Financial Reporting Standards (IFRS). New IFRS accounting policies are presented in Note 1 to the financial statements and a discussion of the principal changes from UK GAAP is contained in Note 34.

As described in the Joint Chief Executive and Chairman's statement, the Company has made advances across the pipeline during the year:

- positive phase II data on AS1404
- successful completion of phase I trials of AS1411 and AS1402
- selection of indications for trials of AS1409.

In December 2005 we issued 33.6 million new ordinary shares in a private placement to institutional investors, raising £6.55 million before costs. Also in December we announced the establishment of a Level One Program of American Depositary Receipts to facilitate trading in Antisoma dollar-denominated securities by US investors.

Results of operations

Revenues

Total revenues for the year ended 30 June 2006 were £1.6 million (2005: £6.3 million) and represent the recognition of part of the £23.2 million non-refundable upfront payments from Roche for product rights under the alliance agreement signed in November 2002. Revenues in 2005 also include £0.4 million in relation to development costs chargeable to Roche for R1549 and AS1402 (formerly R1550). A remaining balance of £0.9 million from the upfront payment will be recognised in the income statements through to the period ending 31 December 2007. Further revenues from Roche will be dependent upon their exercise of an option to licence AS1409 prior to November 2007.

Losses

Antisoma made an operating loss of £19.8 million in the year compared with a £10.7 million loss in the previous year. The increased losses are due to the fall in revenues and increased development expenditure. Consolidated net losses for the year were £16.9 million (2005: £6.7 million).

Total operating costs have increased by £4.4 million to £21.4 million. Research and development costs are £4.3 million higher at £16.6 million, while administrative expenses are £0.2 million higher at £4.9 million. The cost of the three phase II clinical studies with AS1404 and the manufacturing costs for AS1409 and AS1411 represent the most significant external development expenditure.

Taxation

The Group makes claims each year for Research and Development Tax Credits and as it is loss-making elects to take the cash equivalent amount. The tax credit of £2.0 million (2005: £2.5 million) relates to a provision for the UK Research and Development tax credit claim of £1.9 million in respect of qualifying expenditure in the year ending 30 June 2006 and to an under-provision of £0.1 million for the year ended 30 June 2005. The 2005 amount represents £1.6 million in relation to qualifying expenditure in the year ended 30 June 2005 and £0.9 million for 2004.

Liquidity and capital resources

Our year-end cash, cash equivalents and short-term deposits were £14.9 million (2005: £25.0 million). The Group raised £7.0 million in cash net of expenses (2005: £nil) through the sale of new ordinary shares. Interest received fell from £1.5 million to £0.9 million, reflecting a reduction in the average balance of funds held in short-term deposits compared with the prior year.

Net cash outflow from operating activities in the year was £17.0 million (2005: £12.5 million), the increase due principally to the increased development expenditure.

Debtors at 30 June were £2.8 million (2005: £2.7 million), which includes a tax credit receivable of £1.9 million (2005: £1.6 million).

Antisoma expects to continue to incur significant R&D costs for a number of years as it invests in its pipeline of cancer drugs. Future profitability of the Group will depend upon its ability to progress its drug candidates through the clinical and regulatory process to marketing approval. Following receipt of positive data from phase II studies, the Group is preparing AS1404 for a pivotal phase III study in lung cancer, which, if successful, could lead to an application to

£16.6m

invested in research and development



"The increased investment in our pipeline during the year has generated encouraging clinical data and is creating long-term asset value for our shareholders."

Raymond Spencer, Chief Financial Officer

market the drug. The Group believes that, as a potential blockbuster, AS1404 would benefit from the resources of a company with the ability to achieve fast penetration into the market. The Group has therefore announced its intention to seek a partner or partners to share in the cost of development and in the commercial opportunity for the drug. With a strong package of phase II data, we are confident of concluding such a deal. The Group also plans to progress AS1411 and AS1402 into phase II studies and AS1409 into a phase I study. In order to develop its products further, the Group will need to attract additional funding through completion of partnering deals as outlined above or through injection of capital during the financial year to 30 June 2007.

Loss per share

Loss per share was 4.55p compared with 2.29p for 2005.



Raymond Spencer
Chief Financial Officer



Directors and senior management

1• Barry Price, BSc, PhD, FRSC
Non-Executive Chairman
Barry, 63, was appointed to the Board of Antisoma in April 1997 and became Chairman in February 1998. He is also a Non-Executive Director of Shire Pharmaceuticals plc, and Chairman of VASTox plc and BioWisdom Ltd. He has previously held the positions of Director at Chiroscience plc, Celltech Group plc and Pharmagene plc and Director of Primary Production at Glaxochem Ltd.

2• Glyn Edwards, BSc, MBA, MBE
Chief Executive Officer
Glyn, 51, was appointed Chief Executive Officer in March 1998. He is an Executive Director of Antisoma plc and its subsidiary undertakings Antisoma Research Ltd and Cancer Therapeutics Ltd. Glyn is also an Executive Officer of the subsidiary undertaking Aptamera, Inc. Prior to joining Antisoma he was Director of Business Development at Therapeutic Antibodies.

3• Ursula Ney, BSc, PhD, MBA
Chief Operating Officer
Ursula, 54, was appointed Chief Operating Officer in February 2004. She is an Executive Director of Antisoma plc. Prior to joining Antisoma she was Chief Executive Officer of Charterhouse Therapeutics Ltd. Before her time at Charterhouse she spent 14 years at Celltech, where she was Director of Development and served on the board.

4• Raymond Spencer, BSc, ACA
Chief Financial Officer
Raymond, 51, was appointed Chief Financial Officer in October 1996. He is an Executive Director of Antisoma plc and its subsidiary undertakings Antisoma Research Ltd and Cancer Therapeutics Ltd. Raymond is also an Executive Officer of the subsidiary undertaking Aptamera, Inc. He qualified as a Chartered Accountant with KPMG and, prior to joining Antisoma, was Finance Director at Cambridge Molecular Technologies Ltd.

5• Grahame Cook, MA, FCA
Non-Executive Director
Grahame, 48, was appointed Non-Executive Director in July 1999. He has 17 years of investment banking experience and is a chartered accountant. He was until 2003 Chief Executive Officer of West LB Panmure. He was a Managing Director in investment banking at UBS Ltd from 1995 to 1998 and a member of UBS's Global Investment Banking Management Committee. He was a founder member of the TechMARK Advisory Committee.

6• Michael Pappas, LLB, CA
Non-Executive Director
Michael, 50, was appointed Non-Executive Director of Antisoma Research Ltd in 1993 and of Antisoma plc on formation of the Company in October 1996. He has a degree in law and is a member of the Institute of Chartered Accountants of Scotland. Michael currently serves on the board of a number of companies including Alpheus Capital Management Ltd, Promethean plc and Kudos Independent Financial Services Ltd.

7• Ann Hacker, BSc
Non-Executive Director
Ann, 55, was appointed Non-Executive Director in July 2002. She has worked in the healthcare industry for over 30 years and has held senior commercial management positions with Lilly and Glaxo Pharmaceuticals, now GSK, as well as having been CEO of three venture capital-backed life science companies: Biocompatibles International plc, Deltex Medical Ltd and Metris Therapeutics Ltd. In addition, she has held directorships in a number of private and public healthcare companies and health-related government organisations. She is currently a Non-Executive Director of Sitka Health Fund VCT plc, Alchimer SA and Tri-Synergy Group Ltd.


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8• Birgit Norinder
Non-Executive Director
Birgit, 57, was appointed Non-Executive Director in December 2003. She is a trained pharmacist and has held senior executive positions in R&D in Pharmacia & Upjohn Corp. She has also held senior R&D positions at Glaxo Group Research Ltd, Astra Research Centre AB, Pfizer, Inc. and Parke Davis AB. She has been Chief Executive Officer and Chairman of Prolifix Ltd and currently serves on the boards of a number of biotechnology companies including Artimplant AB, deCODE Genetics, Inc. and PhotoCure ASA.

9• Dale Boden, BA
Non-Executive Director
Dale, 49, was appointed Non-Executive Director in September 2005. He is President of BF Capital Inc., a US private investment firm that focuses on private equity, venture capital investing and real estate development. He also serves on the boards of several US companies. Dale is based in Louisville, Kentucky and was a Director and member of the executive committee of Aptamera, Inc. prior to its acquisition by Antisoma.

10• Nigel Courtenay-Luck, PhD
Chief Scientific Officer
Nigel, 54, was appointed Chief Scientific Officer in 2003, having previously held the position of Technical Director. He is also a Non-Executive Director of Herbal Healthcare Ltd and is a Senior Honorary Lecturer in Immunology at London's Hammersmith Hospital.

11• Nicholas Adams, BSc
Director of Business Development
Nick, 42, was appointed Director of Business Development in November 2003. Prior to this he was Business Development Manager for four years. Before joining Antisoma, Nick held R&D positions at Ciba-Geigy, Eisai Ltd and Cephalon Inc.

12• Sharon Grimster, BSc
Director of Project Management and Manufacturing
Sharon, 47, was appointed Director of Project Management and Manufacturing in April 2004. Previously she held a variety of senior research, manufacturing and project management roles at Celltech. From 2002 to 2004, Sharon was Director of Westerly Projects Ltd. Sharon has chaired the Manufacturing Advisory Committee for the BIA since 2003.

13• Gary Acton, MA, MB BS, MRCP
Chief Medical Officer
Gary, 47, joined Antisoma as Chief Medical Officer in April 2006, with 19 years' experience in the biotechnology and pharmaceutical sectors. He was Vice President of Clinical Development at Vernalis for five years and has also held the posts of European Managing Director of Cell Therapeutics, Inc. and UK Director of Clinical Research for Fujisawa.

14• Daniel Elger, BA, PhD
Director of Communications
Daniel, 36, was appointed Director of Communications in April 2005, having been Head of Corporate Communications at Antisoma since 2002. Before joining Antisoma he worked for medical publishing companies and two pharmaceutical communications consultancies, Blackwell Healthcare and Avenue HKM.



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Directors' report (including Business review)

The Directors present their report and the audited financial statements for Antisoma plc ('Antisoma') and its subsidiaries (the 'Antisoma Group' or 'the Group') for the year ended 30 June 2006.

Principal activity
The Antisoma Group is a specialty biopharmaceutical development group, focused on developing novel products for the treatment of cancer.

Business review
Review and future developments
The Group has continued to execute its strategy of progressing its pipeline of novel anti-cancer products towards commercialisation. A full review of the business and future developments is given in the Joint Chief Executive and Chairman's statement on pages 2-5.

Principal risks and uncertainties
The nature of pharmaceutical development is such that drug candidates may not be successful due to an inability to demonstrate in a timely manner the necessary safety and efficacy in a clinical setting to the satisfaction of appropriate regulatory bodies, such as the Food and Drug Administration ('FDA') in the US and the European Medicines Agency ('EMEA') in Europe. The Group may be unable to attract, by itself or from partners, the funding necessary to meet the high cost of developing its products through to successful commercialisation.

Clinical and regulatory risk
Drug substances may not be stable or economically reproducible. Unacceptable toxicities or insufficient efficacy in the chosen indication may cause the drug to fail or limit its applicability. Lack of performance by third party Clinical Research Organisations or an inability to recruit patients may cause undue delays. Clinical and regulatory issues may arise or changes to the regulatory environment may occur that lead to delays, further costs or the cessation of programmes. Ethical, regulatory or marketing approvals may be delayed or withheld or, if awarded, may carry unacceptable conditions to further development or commercial success.

Competition and intellectual property risk
Many companies are developing drugs that may restrict the potential commercial success of the Group's products or render them obsolete. Companies may have intellectual property that restricts the Group's freedom of use or imposes high additional costs to obtain licences. The Group's intellectual property may become invalid or expire before its products are successfully commercialised.

Economic risk
The successful development and commercialisation of novel drugs carries a high level of risk and the returns may be insufficient to cover the costs incurred. Restrictions on health budgets worldwide or on the prices that may be charged for new drugs through competitive or other pressures may limit a drug's sales potential. The Group may not be able to attract partners on favourable terms to help develop or commercialise its products. Any such partners may fail to perform or commit the resources necessary to successfully commercialise the Group's products. All of the Group's manufacturing is outsourced and supplies of product may be interrupted.

Financial risk
Sustainability is dependent upon generating cash flows from successful development and commercialisation of the Group's products. Until then the Group will be dependent upon additional funding through completion of one or more licensing deals or through injection of capital. There can be no assurances that such funding will be achieved on favourable terms, if at all. Failure to generate additional funding may lead to postponement or cancellation of programmes and a scale back of operations.

Dividends
No interim dividend (2005: £nil) was declared during the year and the Directors do not recommend payment of a final dividend in respect of the year (2005: £nil).

Directors
The Directors who held office during the year were as follows:

Executive Directors	Non-Executive Directors	
Glyn Edwards	Barry Price (Chairman – Independent)	Ann Hacker (Independent)
Raymond Spencer	Grahame Cook (Independent)	Birgit Norinder (Independent)
Ursula Ney	Michael Pappas	Dale Boden (Independent) – Appointed 13 September 2005

Biographical details of the Directors are given on pages 8 and 9.

Directors' interests
The interests of Directors in the shares and options of the Company are given in the Report of the Board on remuneration on pages 14 to 19. None of the Directors had a material interest at any time during the year in any contract of significance with the Group other than a service contract. Information regarding Directors' service contracts is given on page 16 within the Report of the Board on remuneration.



Substantial shareholdings
No single person directly or indirectly, individually or collectively, exercises control over the Company. The Directors are aware of the following persons, other than Directors, who had an interest in 3% or more of the issued ordinary share capital of the Company as at 4 October 2006.

	Number of ordinary shares	Percentage of issued ordinary share capital
Leventis Holding SA	31,293,378	8.44%
Roche Finance Limited	20,733,240	5.60%
BVF Partners L.P.	16,000,000	4.32%

At this date no other person had notified any interest in the ordinary shares of the Company required to be disclosed to the Company in accordance with sections 198 to 208 of the Companies Act 1985 and representing a material interest of 3% or more or any non-material interest of 10% or more of the issued ordinary share capital of the Company.

Employees
The Directors are committed to continuing involvement and communication with employees on matters affecting both the employees and the Company. A full review of the policies relating to employees is given in the Corporate social responsibility review on pages 12 and 13.

Health, safety and environment
The Directors are committed to ensuring the highest standards of health and safety, both for their employees and the communities within which the Group operates. The Directors are also committed to minimising the impact of the Group's operations on the environment. A full review of the policies relating to health and safety and the environment is given in the Corporate social responsibility review on pages 12 and 13.

Charitable and political donations
A donation of £250 was made to a cancer charity during the year (2005: £nil).

Creditor payment policy
The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code of conduct that deals specifically with the payment of suppliers.

The average creditor days for the Group during the year were 29 days (2005: 30 days) and for the Company were nil (2005: nil).

Financial Key Performance Indicators ('KPIs')
The Directors consider cash and R&D spend to be the Group's KPIs. These are detailed in the Financial review on pages 6 and 7.

Risk management
The Group's risk management objectives and exposure to various risks are detailed above and in Note 18.

International Financial Reporting Standards (IFRS)
The change to reporting under IFRS has affected the presentation and reporting of certain figures, most notably for share-based payments, business combinations and intangible assets under IFRS 2, IFRS 3 and IAS 38, respectively. The unaudited figures for the full year to 30 June 2005 have been restated in accordance with IFRS. A reconciliation to the prior basis of preparation under UK GAAP is set out in Note 34 of these accounts.

Annual General Meeting
The Notice convening the Annual General Meeting, which will take place at 10.00 am on 17 November 2006 at the offices of CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD, was sent out to shareholders on 16 October. Details of the business to be transacted at the AGM can be found in the Notice.

Auditors
A resolution to reappoint the auditors, PricewaterhouseCoopers LLP, will be proposed at the AGM.

By order of the Board



Raymond Spencer
Company Secretary

Corporate social responsibility review

Antisoma's business is the development of novel drugs for the treatment of cancer. Many millions of people worldwide are affected by cancer every year and our aim is to satisfy the unmet clinical need for more effective and better-tolerated treatments.

The Group is committed to operating its business in accordance with its corporate social responsibilities to all stakeholder groups. The Board is mindful of the importance of being socially responsible and strives to improve the Group's approach to corporate social responsibility. The Group conducts its business with a view to minimising any possible adverse impact on the local community and our corporate social responsibility framework continues to develop as the Group matures.

The Group is a member of the BioIndustry Association ('BIA'), the trade association for biotechnology companies in the UK, of which our CEO Glyn Edwards is Deputy Chairman. The BIA has published a Code of Practice to establish principles of best practice for information communication and management amongst its members. The Group plays an active role in the BIA and complies with this Code of Practice.

Stakeholder communication

The Group gives a high priority to effective communication with all stakeholders. Antisoma has a dedicated in-house communications team responsible for ensuring the comprehensive delivery of information to all stakeholder groups. The Group's website operates an 'on-request' service whereby shareholders and others interested in the Group can request public documents such as press releases and annual and interim reports. Visitors can also register their details on an automated mailing list. Antisoma regularly webcasts Group presentations.

The Chief Executive, Chief Financial Officer and Director of Communications meet regularly with analysts and major shareholders to update them on the Group's business and to gain understanding of the markets' expectations. As well as being available at the Annual General Meeting, Barry Price, our Chairman, is available for meetings with investors.

Employees

Much of our value and potential for success depends upon our staff and the experience and expertise they bring to the Group. The Directors believe in rewarding staff appropriately and have designed the Group's remuneration policy accordingly. Employees' salaries are benchmarked and all staff are members of the Company Share Option Plan. In addition, all permanent staff are eligible for life assurance cover, a private healthcare scheme and membership of the Group pension scheme. The Group has introduced enhanced policies relating to maternity and paternity leave, which exceed the current statutory position in the UK.

The Group is committed to providing equal opportunities, irrespective of background, age, sex, race, sexual orientation, religion, gender, nationality, marital status or disability and has a careers section on the website highlighting current vacancies and information about recruitment policy. Our aim is to attract the best people in the industry and we believe in maximising every employee's potential.

Management has an 'open-door' policy and employees can raise questions about the Group or their employment easily and get issues resolved quickly. Staff appraisals are carried out once a year and annual objectives are set each July. Staff are encouraged to consider their objectives within the framework of the organisation as a whole. We believe this helps to promote both greater efficiency and a sense of shared achievement.

We encourage in-house training and support staff in further study where appropriate. The Group strives to accommodate employees' needs in order to enable them to balance their working and home life. Antisoma has a dedicated Head of Human Resources.

Antisoma's intranet promotes internal communication, keeping employees up-to-date with current news and building good working relationships through information sharing. The Group also holds regular staff meetings.

The Group aims to conduct its business to the highest standards and with honesty and integrity at all times. Our Staff Handbook sets out the Group's policies, with which employees are expected to comply, and includes guidance relating to standards of conduct, equal opportunities, gratuities, harassment and whistle-blowing.



Partners

The Group works with a variety of partners to carry out the appropriate studies for the development of each of its products. We ensure that partners are using appropriate standards for work being performed on our behalf. Contractors are chosen based on, amongst other things, technical ability, capacity, geographical location and quality standards. The quality standards used in human pharmaceutical development are GCP (Good Clinical Practice), GLP (Good Laboratory Practice) and GMP (Good Manufacturing Practice).

The Group is committed to sharing information with the wider scientific community. Members of staff participate in a variety of scientific forums in the cancer research field, and we regularly present and publish our work.

Health and Safety

The Group is committed to providing a safe environment for its employees and others who are engaged in or who may be impacted by the Group's operations. The Board is aware of its legal and moral obligations for Health and Safety at work and is committed to preventing accidents and minimising occupational ill health. Policies relating to Health and Safety are set out in the Group's Safety Code of Practice and the Staff Handbook. Our procedures are monitored and improvements identified through periodic external audits and internal safety inspections. The Group's Health and Safety Committee meets regularly to discuss issues and promote good practice, and there are a number of Health and Safety Officers, whose role is to promote and monitor safe working conditions.

Environment

The Group is committed to playing a part in protecting the environment and is aware of its corporate responsibilities. The Group seeks to minimise the impact of its activities on the environment. The Group's policies relating to laboratory Health and Safety, including disposal of waste, are set out in the Safety Code of Practice. The Group endeavours to ensure that all gaseous emissions and liquid or solid waste products are controlled and disposed of, whether handled directly or via a third party, in accordance with applicable laws and regulations and with the minimum impact on the environment. Disposal of hazardous waste is handled by specialist agencies. The Group meets all the statutory requirements relating to handling and disposal of radioactive materials. All clinical waste produced by our laboratory is given a unique tag on removal to ensure that it can be traced back to the Group.

Report of the Board on remuneration

This part of the remuneration report is unaudited.

Introduction

This report complies with the Combined Code on Corporate Governance published in July 2003 (the 'Combined Code'), and sets out the Group's remuneration policy and details of Directors' remuneration. A resolution to approve this report will be proposed to shareholders at the Annual General Meeting in November 2006. The resolution is number 2 in the Notice of the meeting which was sent to shareholders on 16 October.

Policy

The Remuneration Committee aims to ensure that the Group is able to attract and retain Executive Directors and employees with the necessary skills and expertise by providing competitive remuneration, incentives and benefits that reward individual and group performance. The Remuneration Committee gives consideration to the guidelines set out in the Combined Code, as well as best-practice guidelines published by the Association of British Insurers and the National Association of Pension Funds. The Remuneration Committee has carried out a review of the annual performance incentive and longer-term incentives and believes that they are constructed to meet the future needs of the Group, and to align the interests of Executive Directors and employees with those of shareholders. The Remuneration Committee also believes that Executive Directors and senior employees should be encouraged to own shares in the Company to further align their interests with those of shareholders. The current remuneration policies, which will also apply through to the end of next year, are outlined below.

Committee

The Remuneration Committee is comprised entirely of independent Non-Executive Directors and is chaired by Ann Hacker. Other Directors who served on the Remuneration Committee during the year are listed on page 21. The Remuneration Committee, which met six times during the year, makes recommendations to the Board regarding the policy for and determination of total compensation for Executive Directors and senior managers ('the Management Group'). The Remuneration Committee also has responsibility for establishing the policy for total compensation for all employees within the Group and for approving share awards and share options. New Bridge Street Consultants LLP ('NBSC'), who have considerable expertise in the biotechnology sector, were appointed under instruction from the Remuneration Committee to provide independent advice and analysis on compensation matters, including the provision of competitive market data. NBSC assisted the Group on the implementation of the Remuneration Committee's decisions and on the valuation of share options under IFRS. NBSC provides no other services to the Group. The Group's corporate lawyers, CMS Cameron McKenna, have also assisted the Board on compensation matters during the year. Remuneration Committee meetings are attended as appropriate by the Chief Executive Officer, who is invited to provide input on remuneration proposals other than those directly concerning his own remuneration. Barry Price and Dale Boden also attended a number of meetings of the Committee at the request of the Chairman of the Remuneration Committee. The Chief Financial Officer has provided administrative support in his role as Company Secretary.

Components of Executive Directors' and senior managers' compensation packages

Consistent with the above policy, compensation awarded to the Management Group comprises a mix of performance and non-performance-related elements. In respect of Executive Directors, it is intended that the relative percentage of performance-related elements of pay should continue to increase and have the potential to represent more than half of total remuneration.

Base salary

Salaries are reviewed annually taking into account the responsibilities and performance of each Director or senior manager and his/her expected future contribution. These are then benchmarked. The Remuneration Committee aims to set base salaries close to the median of those for similar positions within other biopharmaceutical companies of a similar size. At the time of the review in the first quarter of 2006, the Remuneration Committee considered the salaries of the Chief Executive Officer and Chief Financial Officer to be sufficiently competitive and consequently no salary increases were awarded to Glyn Edwards or Raymond Spencer. The Chief Operating Officer was awarded a salary increase of 4.3%.

Annual performance incentive

The Group operates a discretionary bonus scheme. Such bonuses are awarded dependent upon performance, which is measured against individual and corporate objectives agreed at the beginning of the year, also taking into account the relative share price performance of the Company. Bonuses in 2006 were earned in respect of the 12-month period from 1 July 2005 to 30 June 2006. The maximum potential bonus for full achievement of personal and corporate objectives is 50% of salary for the Chief Executive Officer and 30% for other Executive Directors. For exceptional performance the maximum potential bonus for the Chief Executive Officer may be increased to 75% and for the Chief Financial Officer to 60%. Actual bonuses earned by the Executive Directors for the 12-month period to 30 June 2006, expressed as a percentage of basic salary over that period, were 22% (2005: 30%) for the Chief Executive Officer and 17% (2005: 21%) for the other Executive Directors, these Directors having achieved between 45% and 60% of agreed objectives. All Executive Directors invested substantially all of their 2006 bonus, net of tax and social security, through market purchases of the Company's ordinary shares.

Longer-term incentives

The Remuneration Committee reviewed the incentive elements of the Management Group's remuneration package during the year and, in line with current best practice, recommended that greater emphasis should be placed upon the use of Matching and Performance Awards under the Executive Incentive Plan established in 2003 rather than options under the Company Share Option Plan ('CSOP'). Accordingly, no options were granted under the CSOP to the Management Group during the year ended 30 June 2006. The Remuneration Committee believes that this change promotes alignment of the interests of Executive Directors and senior managers with those of shareholders. They also recommended the removal of retesting of performance conditions on any new CSOP options granted to other employees. Performance Awards are granted twice per year following the release of the Group's preliminary year-end and interim financial results.

(a) Executive Incentive Plan

The Group adopted a long-term incentive and deferred bonus scheme following approval by shareholders in November 2003; this is known as the Executive Incentive Plan (the 'Plan' or 'EIP'). For the year ended 30 June 2006 the Remuneration Committee has made awards to the Management Group and certain other senior employees as Performance Awards under the Plan. A summary of the scheme is set out below:

- Two types of award, Performance Awards and Matching Awards, may be made under the Plan. Performance Awards are shares that are delivered to an executive after three years subject to the satisfaction of a pre-agreed performance target (see below) and continued employment. Matching Awards are free shares delivered to executives who invest part of their annual bonus in Company shares ('Invested Shares') subject to continued employment of not less than three years and the meeting of pre-agreed performance targets. Invested Shares will be limited in value to 33% of the executive's salary each year.
- All employees of the Group are eligible to participate at the discretion of the Remuneration Committee.
- An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, in the case of Matching Awards, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.
- The value of Performance Awards granted under the Plan to any employee in any financial year is currently limited to one times basic salary and the aggregate of the value of Performance Awards and CSOP share options to 1.5 times basic salary in any financial year. These limits are subject to adjustment where the employee agrees to meet the employer's National Insurance contributions such that the limits will be increased to the extent necessary to leave the employee financially no better off than if the Company were paying the National Insurance. In order to ensure that the EIP remains competitive with the schemes of other companies in the biotechnology sector a resolution will be proposed to shareholders at the 2006 AGM to increase the above limits to two times basic salary for current employees.
- Performance Awards will vest in full after three years provided that the Company's Total Shareholder Return ('TSR') ranks in the upper quartile on the third anniversary of the date of grant compared with a selected list[1] of over twenty other UK-listed biotechnology and pharmaceutical companies drawn from the FTSE All Share Pharmaceutical and Biotechnology Index. Where the TSR ranks below median on the third anniversary the performance target will not have been met and the Performance Award will lapse. Where the TSR ranks between median and upper quartile the Performance Award will vest pro-rata between 25% and 100%. There will be no opportunity for retesting.
- The performance condition for Matching Awards will be similarly linked to the Company's TSR ranking compared against the same list[1] of biotechnology and pharmaceutical companies. Where the TSR is ranked at least upper quartile then shares equal in number to the Invested Shares will be awarded. Where the TSR is ranked below median then no shares will be awarded. Where the TSR falls between median and upper quartile then the number of Matching Award shares will vest pro-rata between 25% and 100% of the number of Invested Shares.
- If the performance condition is achieved after three years the executive can decide to retain the Invested Shares for a fourth or fifth year, in which case the number of Matching Award shares may be adjusted upwards, but not downwards, up to a maximum of 150% of the Invested Shares for upper quartile performance at the end of 5 years. This is not viewed as retesting by the Remuneration Committee because if the performance condition is not satisfied after three years the Matching Award lapses. It encourages executives to retain their Invested Shares for at least five years and ensures that a Matching Award is only earned for sustained good TSR performance.
- If the Company is acquired then awards under the Plan will only vest at the date of change of control to the extent that the performance condition has been met and where, in the opinion of the Remuneration Committee, the acquiring company does not offer broadly similar replacement awards.

Performance Awards and Matching Awards were granted to Executive Directors and certain senior employees during the year as set out on pages 17, 18, 19 and 43.

[1] The selected list of 24 comparator companies set for the Performance and Matching Awards is: Acambis, Alizyme, Ardana, Ark Therapeutics, Axis-Shield, Cambridge Antibody Technology, CeNeS Pharmaceuticals, Evolutec, Futura Medical, GeneMedix, Goldshield Group, GW Pharmaceuticals, ML Laboratories, NeuTec Pharma, Oxford BioMedica, Phytopharm, Proteome Sciences, Protherics, Provalis, Shire Pharmaceuticals, SkyePharma, VASTox, Vectura and Vernalis.

Report of the Board on remuneration continued

This part of the remuneration report is unaudited.

The first Matching Awards were granted on 8 July 2005 in respect of bonuses earned by Executive Directors and certain other employees for the 12-month period ended 30 June 2005 and invested by them in Invested Shares. Executive Directors also reinvested substantially all their 2006 bonus to purchase shares in the Company. No Matching Awards, however, have been granted in respect of these 2006 bonuses.

It is the intention that the assessment of whether the performance conditions are met will be independently calculated or verified, as appropriate, by NBSC or their successors under the supervision of the Remuneration Committee.

(b) Pensions and other benefits
The Group operates a defined contribution scheme and contributes 12.5% of basic salary to the pension for each member of the Management Group. Other customary benefits including life and permanent health insurance and car allowances are also provided to the Management Group.

Service contracts
The service contracts for the three Executive Directors (G Edwards – dated 1 April 1998; R Spencer – dated 1 August 1996; U Ney – dated 23 February 2004):
– are not of a fixed-term duration
– are subject to 12 months' notice by either party. The Group is entitled to pay a sum in lieu of notice equivalent to the basic salary that would have been earned during the notice period by Mr Edwards and Mr Spencer and equivalent to the basic salary plus benefits in the case of Dr Ney.
– are not subject to liquidated damages in the event of termination by the Group.
The 12-month notice period and termination provisions reflect the competitive environment for the retention of experienced executives in the biotechnology sector.

Dr Ney is proposed for re-election by rotation at the forthcoming general meeting. Dr Ney's service contract is not of a fixed-term duration; therefore a notice period of 12 months would apply if re-election did not occur.

No Executive Director held any Non-Executive position with another company. G Edwards is on the board of the BioIndustry Association and derived no compensation from this position.

Non-Executive Directors
Remuneration of Non-Executive Directors is determined by the Board and is set at levels which are comparable with those provided by other biotechnology companies of a similar size, taking into account the commitments made by Non-Executives in discharging their duties. Terms of service are specified in letters of appointment. Currently, appointments are for a period of three years, which may be renewed, and are subject to six months' notice. The last date of appointment or re-appointment of Non-Executive Directors is 1 June 2006 for Barry Price, Grahame Cook and Michael Pappas, 9 December 2003 for Birgit Norinder, 2 July 2005 for Ann Hacker, and 13 September 2005 for Dale Boden. Non-Executive Directors do not have service contracts. Details of compensation paid to Directors and Directors' interests are set out below.

Barry Price and Birgit Norinder are proposed for re-election by rotation at the forthcoming general meeting. Michael Pappas is proposed for re-election at the forthcoming general meeting to comply with the provisions of the Combined Code due to his total length of service exceeding nine years.

Audited information
The following information has been audited (except as noted).

Directors' remuneration
Full details of Directors' remuneration and grants of share options are set out below:

	Salary and fees £'000	Bonuses[1] £'000	Monetary value of benefits[2] £'000	2006 Total excluding pensions £'000	2006 Pensions[3] £'000	2005 Total excluding pensions £'000	2005 Pensions £'000
Glyn Edwards	275	61	13	**349**	**34**	393	34
Raymond Spencer	155	26	13	**194**	**19**	204	19
Ursula Ney	238	41	12	**291**	**30**	301	28
Barry Price	42	–	–	**42**	**–**	42	–
Grahame Cook	29	–	–	**29**	**–**	29	–
Mark Rogers[4]	–	–	–	**–**	**–**	8	–
Michael Pappas	22	–	–	**22**	**–**	22	–
Ann Hacker	29	–	–	**29**	**–**	29	–
Birgit Norinder	24	–	–	**24**	**–**	24	–
Dale Boden[5]	18	–	–	**18**	**–**	–	–
	832	128	38	**998**	**83**	1,052	81

[1] Bonuses were paid in July 2006 in respect of the 12-month period from 1 July 2005 to 30 June 2006. [2] Executive Directors' benefits include a car allowance and private health insurance. [3] Only Executive Directors' basic salary is pensionable. Non-Executive Directors' fees are non-pensionable. [4] Dr Rogers was appointed on 2 February 2005 and resigned on 8 June 2005. [5] Mr Boden was appointed on 13 September 2005.

The aggregate emoluments of key management are given in Note 4.

Directors' interests in shares (unaudited)
The interests of the Directors in the shares of the Company on 30 June 2006, all of which were beneficially held, are set out below:

Ordinary shares of 1p each	2006 Number	2005 Number
Glyn Edwards	**1,189,962**	652,127
Raymond Spencer	**488,231**	235,940
Ursula Ney	**470,391**	–
Barry Price	**643,077**	552,725
Grahame Cook	**447,737**	274,331
Michael Pappas	**559,264**	402,262
Dale Boden	**569,478**[1]	538,289

[1] Mr Boden's total holdings include a beneficial interest totalling 538,469 ordinary Antisoma shares held by BF Capital, BFC III Ltd and by The Sentinel I Trust.

Since 30 June 2006 and prior to the publication of this report Directors have made additional purchases of Antisoma 1p ordinary shares as follows:

Glyn Edwards	**330,000**
Raymond Spencer	**115,000**
Ursula Ney	**175,000**
Grahame Cook	**738,418**
Michael Pappas	**29,807**
Dale Boden	**130,800**[1]

[1] Of which 100,000 were acquired by BF Capital, BFC III Ltd and The Sentinel I Trust.

Other than shown in the tables above no Director had any interest in the shares of the Company or of other Group companies at 30 June 2006. Note 31 provides details of transactions with Directors.

Four Non-Executive Directors, Barry Price, Grahame Cook, Michael Pappas and Dale Boden, elected to take a proportion of their fees in new Antisoma plc 1p ordinary shares. The Directors have agreed not to dispose of these shares for a minimum period of one year from the date of allotment.

Interests in share options

Details of options held by Directors to purchase Antisoma plc ordinary 1p shares are set out below:

Date of grant	At 30 June 2005	Granted in the year	(Surrendered) in the year	At 30 June 2006	Price per share	Date from which exercisable	Expiry date
Glyn Edwards							
CSOP options							
16.12.98[i]	486,241	–	–	**486,241**	74p	17.12.98	16.12.08
09.07.99[ii]	432,214	–	–	**432,214**	42.6p	Note (iii)	09.07.09
09.06.00	170,410	–	–	**170,410**	£1.009	10.06.03	09.06.10
19.09.00	87,704	–	(70,164)	**17,540**	£1.425	20.09.03	19.09.10
13.02.01	58,981	–	–	**58,981**	£2.119	14.02.04	13.02.11
17.09.01	289,331	–	–	**289,331**	37.5p	18.09.04	17.09.11
16.04.02	855,827	–	–	**855,827**	20.7p	17.04.05	16.04.12
23.09.02	1,452,074	–	–	**1,452,074**	12.34p	24.09.05	23.09.12
20.02.03	425,006	–	–	**425,006**	26.34p	21.02.06	20.02.13
01.10.03	418,359	–	–	**418,359**	38.17p	02.10.06	01.10.13
16.02.04	457,053	–	–	**457,053**	43.125p	17.02.07	16.02.14
21.09.04	359,452	–	–	**359,452**	14p	22.09.07	21.09.14
21.02.05	868,871	–	–	**868,871**	22.2p	22.02.08	21.02.15
EIP Performance Awards							
20.09.05	–	419,302	–	**419,302**	1p	21.09.08	20.09.11
24.02.06	–	521,946	–	**521,946**	1p	25.02.09	24.02.12
	6,361,523	941,248	(70,164)	**7,232,607**			
Raymond Spencer							
CSOP options							
16.12.98[i]	216,107	–	–	**216,107**	74p	17.12.98	16.12.08
16.12.98[ii]	129,664	–	–	**129,664**	74p	Note (iii)	16.12.08
09.07.99[ii]	216,107	–	–	**216,107**	42.6p	Note (iii)	09.07.09
09.06.00	87,639	–	–	**87,639**	£1.009	10.06.03	09.06.10
19.09.00	42,098	–	(7,000)	**35,098**	£1.425	20.09.03	19.09.10
13.02.01	28,309	–	(18,873)	**9,436**	£2.119	14.02.04	13.02.11
17.09.01	124,991	–	–	**124,991**	37.5p	18.09.04	17.09.11
16.04.02	388,887	–	–	**388,887**	20.7p	17.04.05	16.04.12
23.09.02	659,822	–	–	**659,822**	12.34p	24.09.05	23.09.12
20.02.03	193,123	–	–	**193,123**	26.34p	21.02.06	20.02.13
01.10.03	182,556	–	–	**182,556**	38.17p	02.10.06	01.10.13
16.02.04	199,441	–	–	**199,441**	43.125p	17.02.07	16.02.14
21.09.04	156,852	–	–	**156,852**	14p	22.09.07	21.09.14
21.02.05	379,143	–	–	**379,143**	22.2p	22.02.08	21.02.15
EIP Performance Awards							
20.09.05	–	189,067	–	**189,067**	1p	21.09.08	20.09.11
24.02.06	–	232,097	–	**232,097**	1p	25.02.09	24.02.12
	3,004,739	421,164	(25,873)	**3,400,030**			
Ursula Ney							
CSOP options							
23.02.04	1,505,352	–	–	**1,505,352**	44.84p	24.02.07	23.02.14
21.09.04	235,278	–	–	**235,278**	14p	22.09.07	21.09.14
21.02.05	568,715	–	–	**568,715**	22.2p	22.02.08	21.02.15

Date of grant	At 30 June 2005	Granted in the year	(Surrendered) in the year	At 30 June 2006	Price per share	Date from which exercisable	Expiry date
EIP Performance Awards							
20.09.05	–	286,650	–	**286,650**	1p	21.09.08	20.09.11
24.02.06	–	355,725	–	**355,725**	1p	25.02.09	24.02.12
	2,309,345	642,375	–	**2,951,720**			

EIP Deferred bonus/Matching Awards

	Date of award	Invested Shares	Potential Matching Award at 08.07.2008	Potential Matching Award at 08.07.2010	Exercise price	Date from which exercisable	Expiry date
Glyn Edwards	08.07.05	337,835	337,835	506,752	1p	09.07.08	08.07.11
Raymond Spencer	08.07.05	128,143	128,143	192,214	1p	09.07.08	08.07.11
Ursula Ney	08.07.05	195,391	195,391	293,086	1p	09.07.08	08.07.11

Notes:
All options were granted at nil cost. No other Directors have share options in the shares of the Company or other Group companies. No options were exercised by the Directors and no options lapsed or were surrendered during the year other than as stated above.

Performance conditions
Performance conditions attaching to all the Performance Awards and Matching Awards are consistent with the policy as set out in the Report of the Board on remuneration. Performance and exercise conditions attaching to the CSOP options are set out below:

(i) These options were granted on the day prior to the Company's flotation, and exercise of these options is conditional upon the Company's ordinary shares being listed on the London Stock Exchange or other regulated market. This condition has been satisfied. The market price of the Company's shares upon flotation was 35p.
(ii) Conditional upon securing a commercial agreement in respect of the Group's then lead product. This condition was satisfied in October 1999.
(iii) One quarter of the total number of shares under option are exercisable at the date of grant. One quarter of the total number of shares under option become exercisable on each of the first, second and third anniversaries of the date of grant.
(iv) CSOP options granted in 2000 and 2001 may be exercised provided that the market price of the shares exceeds the exercise price by at least 52% at any time between the third and tenth anniversary of the date of grant. CSOP options granted in 2002 to 2005 may be exercised provided that the market price of the shares exceeds the exercise price by at least 52% on the third anniversary of the date of grant or, failing that, the performance condition may be retested at six-monthly intervals on four further occasions up to and including the fifth anniversary of the date of grant, but in this case the performance condition is raised such that the share price is required to increase by a further 15% per annum over the extra period allowed for each successive test. If the exercise condition is met once during this period it need not be met again. If the performance condition is not met by the fifth anniversary then the option will lapse. No CSOP options have been granted to Executive Directors in 2006.

The market price of the Company's shares at 30 June 2006 was 16.25p (30 June 2005: 18.75p) on the London Stock Exchange ('LSE') and the range of market prices during the year was between 15.8p and 24p.

Total shareholder return (unaudited)
Total shareholder return looks at the value of £100 invested in Antisoma plc on 30 June 2001 over the period to 30 June 2006 compared with £100 invested in the FTSE All Share Pharmaceutical and Biotechnology Index, which the Directors believe provides the most appropriate comparison of the return to shareholders of Antisoma plc with the return represented by an index of other companies in its sector.

This report has been approved by the Board and signed on its behalf by



Ann Hacker
Chairman of the Remuneration Committee
12 October 2006


Source, Thomson Financial
Antisoma
FTSE Pharm and Biotech Index
Value (£)
120
100
80
60
40
20
0
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

This graph shows the value, by the end of June 2006, of £100 invested in Antisoma on 30 June 2001 compared with the value of £100 invested in the FTSE Pharmaceuticals and Biotechnology Index. The other points plotted are the values at intervening financial year-ends.

Corporate governance

The Group seeks to follow best practice in corporate governance and, other than the formation of a Nominations Committee, has complied throughout the year with the best-practice provisions of the Combined Code. This report together with the Report of the Board on remuneration sets out the manner in which the Group has applied the principles contained in the Combined Code.

Board of Directors
Responsibilities of the Board include setting the Group's strategic aims and objectives, helping to ensure that the necessary resources are available for their achievement, approval of operating plans, budgets and forecasts and the review of the performance of the business against objectives, approval of acquisitions, other major business matters and policies, review and approval of reporting to shareholders, reviewing performance of management and ensuring the maintenance of internal controls to assess and manage financial and operational risks. Additionally the Board reserves for itself matters concerning Board and other senior executive appointments.

The Directors bring a range of relevant expertise and experience to the Board. As at 30 June 2006, the Board of Directors comprised: a Non-Executive Chairman, Barry Price (who is also a Non-Executive Director of Shire Pharmaceuticals plc and Chairman of VASTox plc and BioWisdom Ltd); five additional Non-Executive Directors, Grahame Cook, Ann Hacker, Birgit Norinder, Dale Boden and Michael Pappas, of whom the first four are regarded as independent; and three Executive Directors, Glyn Edwards, Raymond Spencer and Ursula Ney. All Non-Executive Directors bring an independent judgement to Board deliberations and decisions. As noted on page 17, Barry Price has a beneficial interest in 643,077 shares, Grahame Cook has a beneficial interest in 1,186,155 shares and Dale Boden has an interest in 700,278 shares. In the opinion of the Board these shareholdings do not impair their independent status. As stated in Note 31, Michael Pappas has a relationship with Leventis A/S, which has been a major shareholder of the Company since its foundation. The Board does not consider this impairs his independence of character or judgement, although he is not formally regarded as an independent Non-Executive Director. Biographical details of Directors are provided on pages 8 and 9.

The current Senior Independent Director is Grahame Cook.

All Directors have direct access to the services and advice of the Company Secretary, who is also the Chief Financial Officer. The Company Secretary is responsible for ensuring compliance with relevant procedures, rules and regulations. The Board as a whole determines the appointment and removal of the Company Secretary. Due to its relatively small size, the Board does not feel that it is necessary to have the roles of Company Secretary and Chief Financial Officer separated. Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

There were six scheduled Board meetings during the year, which were fully attended. Appropriate information for the business to be conducted is provided in advance of Board meetings. The Directors may make further enquiries, as they deem appropriate. The Chairman additionally holds meetings with the Non-Executive Directors without the Executive Directors.

New Non-Executives receive an introduction to the business, meeting with senior executives for detailed discussions on the activities of the Group. Relevant training seminars have been attended by various Board members to assist in their further professional development.

The Board has evaluated its own performance and that of its Audit and Remuneration Committees on a broad range of issues including structure, functionality and meeting of objectives, conduct of meetings, corporate governance and relationships with shareholders. The results of these evaluations have been discussed and the Senior Independent Director has been charged with responsibility for implementing any recommendations for change. The Non-Executive Directors, led by the Senior Independent Director, are responsible for performance evaluation of the Chairman, taking into account the views of Executive Directors. The performance of the Chief Executive is reviewed by the Chairman and discussed with the Remuneration Committee by reference to achievement of individual and Company objectives. The performance of other Executive Directors is reviewed and monitored by the Chief Executive and discussed with the Chairman and Remuneration Committee. It is the Board's intention to conduct these reviews on an annual basis.

The Board delegates certain other responsibilities to committees, details of which are set out below. The terms of reference for the Audit and Remuneration Committees may be found on the Company's website at www.antisoma.com.

Board committees
The Executive Board is responsible for the implementation of strategy and has day-to-day responsibility for managing the Group. It is chaired by Glyn Edwards and comprises the Executive Directors of the Company.

The Audit Committee is chaired by Grahame Cook. Birgit Norinder, Ann Hacker and Dale Boden (appointed in February 2006) were also members during the year. The terms of reference for the Audit Committee include responsibility for monitoring the integrity and compliance of the financial statements, for reviewing significant financial judgements contained therein and for ensuring that arrangements for the independent audit of the annual report and accounts and review of interim financial statements are appropriate and effective. The Audit Committee also reviews the internal financial control systems, treasury management procedures and controls and, together with the Board, risk management systems. Meetings of the Audit Committee were held three times during the year and were fully attended, with the Company's external auditors and the Chief Financial Officer attending as appropriate. The Audit

Corporate governance

Committee conducted a self-assessment of its performance by reference to an evaluation checklist obtained from the Audit Committee Institute. The Chair of the Audit Committee is nominated as the person to whom any financial or other matters of impropriety ('whistle-blowing') may be reported. The Audit Committee reviews and approves the engagement letters and scope for every piece of work carried out by the auditors and is satisfied with the audit company's statement regarding compliance and conflicts of interest. The Audit Committee is satisfied that the nature and extent of non-audit services does not impair auditor objectivity or independence. Details of the amounts paid to the external auditors during the year for audit and non-audit services are set out in the notes to the financial statements on page 34.

The Remuneration Committee makes recommendations to the Board regarding the compensation policy and strategy for the Group as a whole and specifically for Executive Directors and senior management. It is also responsible for the grant of options under the Company Share Option Plan and Executive Incentive Plan. It is composed entirely of independent Non-Executive Directors and chaired by Ann Hacker. Grahame Cook and Birgit Norinder were also members during the year. The Report of the Board on remuneration is set out on pages 14 to 19. Meetings of the Remuneration Committee were held six times during the year and were fully attended.

The Board considers that, because of its small size, it is not appropriate to have a separate Nominations Committee and reserves for itself responsibility for the appointment of new Directors under the leadership of the Non-Executive Chairman. The Chairman receives nominations for new Directors and then makes recommendations to the Board, applying objective criteria to selection of Board candidates to ensure that new members bring a balance of skills and experience. All Board members provide input to the process for any appointment. Where appropriate, candidates are selected using external search consultants. The Board believes that these procedures are formal, rigorous, transparent and inclusive and comply with the principles of the Combined Code. The appointment of Dale Boden on 13 September 2005 was under the terms of the acquisition of Aptamera, Inc. whereby the former shareholders of Aptamera, Inc. had the right to appoint a Director to the Board.

Attendance at Board meetings and committees

The Directors attended the following Board meetings and committees:

	Board Meetings	Audit Committee meetings	Remuneration Committee meetings
Barry Price	6/6	n/a	n/a
Glyn Edwards	6/6	n/a	n/a
Raymond Spencer	6/6	n/a	n/a
Ursula Ney	6/6	n/a	n/a
Grahame Cook	6/6	3/3	6/6
Michael Pappas	6/6	n/a	n/a
Ann Hacker	6/6	3/3	6/6
Birgit Norinder	6/6	3/3	6/6
Dale Boden – appointed 13 September 2005	5/5	2/2	n/a

Relationship with shareholders

The Company is committed to maintaining good relations with its shareholders through the provision of financial updates, interim and annual reports, press releases, presentations at conferences, through its website www.antisoma.com and through meeting with shareholders in general meetings. Individual meetings between Executive Directors and significant institutional shareholders are also arranged.

The Board takes steps to ensure that its members develop an understanding of the views of major shareholders. This is achieved through feedback from meetings between management and significant shareholders, feedback from the Company's brokers and financial advisors, analysts' notes, and results of perception surveys carried out by our investor relations consultants. Non-Executive Directors have also been in contact with shareholders in the past year. Non-Executive Directors together with the Chairman of the Board and the Executive Directors meet with shareholders at the AGM. Shareholders are invited to ask questions and to meet with Directors after the formal proceedings have ended. The Senior Independent Director is available to shareholders if contact through the normal channels is inappropriate or has failed to resolve concerns.

Internal control and risk management

The Board has overall responsibility for ensuring that the Group maintains adequate systems of internal control. Such systems are designed to manage rather than eliminate risks and therefore can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group has established a formal process which accords with the Turnbull guidance for identifying and evaluating the significant risks faced by the Group and carries out a comprehensive risk assessment at least annually. The Board regularly reviews the system of internal controls and the effectiveness of risk identification and evaluation, updating the risk assessment as appropriate. This review process has been in place throughout the year up to the date of approval of the Annual Report and Accounts and covers risk management and controls of financial, operational and regulatory matters. The Group has reviewed its internal financial controls and also carried out operational risk assessments and reviewed insurance provisions. On the recommendation of the Audit Committee,

Corporate governance continued

taking into account the close involvement of the Chief Financial Officer and other Executive Directors in the management and supervision of the Group's financial affairs and the Group's relatively small size, the Board does not consider it appropriate to have an internal audit function.

The BioIndustry Association Code of Best Practice
The UK BioIndustry Association, of which Antisoma is a member, published a code in 2000 to establish principles of best practice for information communication and management amongst its members. An updated edition was published in 2006. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The Board is committed to providing quality dialogue with investors and other interested parties and confirms that the Group has complied with the code for the year under review.

Going concern
As at 30 June 2006 the Company and Group had cash and liquid resources of approximately £15 million. The Directors have a reasonable expectation that a transaction to license certain commercial and development rights for its lead product, AS1404, to a third party can be completed and that following completion of such a transaction or further fund raising, that the Company and Group will have adequate cash resources to continue to meet the requirements of the business for at least the next 12 months and they have therefore adopted the going concern basis in preparing the financial statements.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that year.

In preparing those financial statements the Directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state that the financial statements comply with IFRS
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website. Information published on the internet is accessible in many different countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

So far as each Director is aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he or she ought to have taken in his or her duty as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

By order of the Board



Raymond Spencer
Company Secretary
12 October 2006

Independent auditors' report to the members of Antisoma plc

We have audited the Group and Company financial statements (the 'financial statements') of Antisoma plc for the year ended 30 June 2006 which comprise the Consolidated income statement, the Consolidated statement of recognised income and expense, and Consolidated and Company balance sheets, the Consolidated and Company cash flow statements, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report of the Board on remuneration that is described as having been audited.

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Report of the Board on remuneration and the financial statements in accordance with applicable law and International Financial Reporting Standards ('IFRSs') as adopted by the European Union are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Report of the Board on remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report of the Board on remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the Joint Chief Executive and Chairman's statement that is cross-referred from the Business review section of the Directors' report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' report, the unaudited part of the Report of the Board on remuneration, the Joint Chief Executive and Chairman's Statement, the Financial review, the Corporate social responsibility review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report of the Board on remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report of the Board on remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report of the Board on remuneration to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 30 June 2006 and of its loss and cash flows for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 30 June 2006 and cash flows for the year then ended;
- the financial statements and the part of the Report of the Board on remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the financial statements.

Independent auditors' report to the members of Antisoma plc continued

Emphasis of matter – going concern
In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on a going concern basis and the validity of this depends on the Group successfully obtaining adequate additional funds to continue its activities. The financial statements do not include any adjustments that would result from a failure to secure such funds. Details of the circumstances relating to this fundamental uncertainty are described in Note 1. Our opinion is not qualified in this respect.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
West London
13 October 2006

Consolidated income statement

for the year ended 30 June 2006

	Notes	2006 £'000	2005 £'000
Revenue	2	**1,630**	6,268
Research and development expenditure		**(16,569)**	(12,285)
Administrative expenses		**(4,854)**	(4,709)
Total operating expenses		**(21,423)**	(16,994)
Operating loss		**(19,793)**	(10,726)
Interest receivable		**923**	1,505
Loss before taxation		**(18,870)**	(9,221)
Taxation	7	**1,998**	2,477
Loss for the year	25	**(16,872)**	(6,744)
Loss per ordinary share			
Basic and diluted	9	**4.55p**	2.29p

All activities relate to continuing operations.

Consolidated statement of recognised income and expense

for the year ended 30 June 2006

	2006 £'000	2005 £'000
Loss for the year	**(16,872)**	(6,744)
Exchange translation difference on consolidation	**(110)**	724
Total recognised expense for the year	**(16,982)**	(6,020)

The Company has no other recognised income or expense in the year that did not pass through the income statement.

Consolidated balance sheet

as at 30 June 2006

	Notes	2006 £'000	2005 £'000
Assets			
Non-current assets			
Goodwill	10	**6,133**	6,177
Intangible assets	11	**19,008**	19,118
Property, plant and equipment	12	**618**	979
		25,759	26,274
Current assets			
Trade and other receivables	14	**2,828**	2,698
Short-term deposits	18	**5,506**	7,500
Cash and cash equivalents	18	**9,412**	17,544
		17,746	27,742
Liabilities			
Current liabilities			
Trade and other payables	15	**(4,970)**	(5,771)
Provisions	19	**(16)**	(31)
Net current assets		**12,760**	21,940
Total assets less current liabilities		**38,519**	48,214
Non-current liabilities			
Deferred tax liabilities	16	**(6,133)**	(6,177)
Other non-current liabilities	17	**(573)**	(885)
Provisions	19	**(24)**	(11)
		(6,730)	(7,073)
Net assets		**31,789**	41,141
Shareholders' equity			
Share capital	20	**8,040**	7,659
Share premium	23	**76,221**	69,647
Other reserves	24	**20,209**	20,319
Retained loss	25	**(72,681)**	(56,484)
Total shareholders' equity		**31,789**	41,141

The financial statements on pages 25 to 52 were approved by the Board of Directors on 12 October 2006 and were signed on its behalf by:



Barry Price
Director

Company balance sheet

as at 30 June 2006

	Notes	2006 £'000	2005 £'000
Assets			
Non-current assets			
Investments in subsidiaries	13	**49,052**	48,377
Trade and other receivables	14	**84,913**	77,672
		133,965	126,049
Current assets			
Trade and other receivables	14	**10**	7
Liabilities			
Current liabilities			
Trade and other payables	15	**(56)**	(166)
Net current liabilities		**(46)**	(159)
Net assets		**133,919**	125,890
Shareholders' equity			
Share capital	20	**8,040**	7,659
Share premium	23	**76,221**	69,647
Other reserves	24	**45,234**	45,234
Retained profit	25	**4,424**	3,350
Total shareholders' equity		**133,919**	125,890

The financial statements on pages 25 to 52 were approved by the Board of Directors on 12 October 2006 and were signed on its behalf by:

B.J. Price

Barry Price
Director

Consolidated cash flow statement

for the year ended 30 June 2006

	Note	2006 £'000	2005 £'000
Cash flows from operating activities			
Cash used in operations	29	**(19,646)**	(14,917)
Interest received		**937**	1,561
Research and development tax credit received		**1,698**	877
Net cash used in operating activities		**(17,011)**	(12,479)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(70)**	(130)
Purchase of intangible assets		**–**	(430)
Sale of short-term deposits		**1,994**	6,000
Cash and cash equivalents acquired with subsidiaries		**–**	1
Acquisition expenses		**–**	(704)
Net cash from investing activities		**1,924**	4,737
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		**7,192**	–
Expenses paid in connection with issue of ordinary share capital		**(237)**	(46)
Net cash received from/(used in) financing activities		**6,955**	(46)
Net decrease in cash and cash equivalents		**(8,132)**	(7,788)
Cash and cash equivalents at beginning of year		**17,544**	25,332
Cash and cash equivalents at end of year		**9,412**	17,544

Company cash flow statement

for the year ended 30 June 2006

	Note	2006 £'000	2005 £'000
Cash flows from operating activities			
Cash used in operations	29	**(7,878)**	(759)
Interest received		**923**	1,506
Net cash (used in)/received from operating activities		**(6,955)**	747
Cash flows from investing activities			
Acquisition expenses		–	(704)
Net cash used in investing activities		–	(704)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		**7,192**	–
Expenses paid in connection with issue of ordinary share capital		**(237)**	(43)
Net cash received from/(used in) financing activities		**6,955**	(43)
Net decrease in cash and cash equivalents		–	–
Cash and cash equivalents at beginning of year		–	–
Cash and cash equivalents at end of year		–	–

Notes to the financial statements

for the year ended 30 June 2006

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.

The Company is a public limited company incorporated and domiciled in the United Kingdom, with its registered office at West Africa House, Hanger Lane, Ealing, London, W5 3QR.

Basis of preparation

These financial statements have been prepared by Antisoma plc in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretation Committee interpretations ('IFRIC') as adopted for use by the EU and endorsed by 30 June 2006 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In preparing the underlying financial information, the Directors have applied certain first-time adoption provisions allowed by IFRS 1. Comparative financial information presented for the year ended 30 June 2005 has been restated to conform to the same basis of preparation.

The Group has established IFRS accounting policies for the year ended 30 June 2006 and applied these policies and applicable IFRS 1 transition provisions to determine the opening balance sheet at its date of transition, being 1 July 2004. The impact of transition from UK GAAP to IFRS on Group shareholders' equity as at 30 June 2005 and on the date of transition of 1 July 2004, and on the Group's income statement for the year ended 30 June 2005 is outlined in Note 34. The impact of transition from UK GAAP to IFRS on Company shareholders' equity as at 30 June 2005 and on the date of transition of 1 July 2004 is outlined in Note 34.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The Notes to the financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the financial statements such as intangible assets (Note 11). Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Going concern

The Group's working capital requirements continue to be determined by its development pipeline. In particular the working capital required to conduct the phase III clinical study in lung cancer for AS1404 exceeds the Group's current cash resources. The Group is in discussions to out-license the development of AS1404. A successful out-license agreement could result in a significant payment to Antisoma for product rights, the transfer of the majority, if not all, of the phase III development costs and, depending on successful development and commercialisation, further milestones and royalties. If the Group is unsuccessful in attracting a licensee on acceptable terms then the Group may seek additional resources through the issue of new equity to continue the development of its products. The data from the current clinical studies of AS1404 and AS1411 give the Directors reasonable expectation that an out-license agreement or alternatively a placing of equity can be secured. The timing and extent of any such transaction, however, represents a material uncertainty. The Group's ability to realise its assets and discharge its liabilities may be adversely affected by an inability to conclude such a transaction in a timely manner. The Directors have prepared the financial information contained herein on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future. The financial statements do not reflect any adjustments that would be required if they were to be prepared on a basis other than the going concern basis.

Transitional arrangements

The adoption of the provisions set out in IFRS 1 are outlined below:

- Business combinations: a first-time adopter may elect not to apply IFRS 3 – 'Business combinations' retrospectively to business combinations that occurred before the date of transition to IFRS. The Group elected to take advantage of this exemption, not applying IFRS 3 to the business combinations that occurred before 1 July 2004, the Group's date of transition.
- Share-based payments: the Group has applied the requirements of IFRS 2 – 'Share-based payments' in accordance with the transitional provisions. IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested at 1 January 2005.
- Financial instruments: a first-time adopter need not restate the comparative information in compliance with IAS 32 – 'Financial instruments: disclosure and presentation' and IAS 39 – 'Financial instruments: recognition and measurement'. The Group elected to take advantage of this exemption.

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial information of the Company and all its subsidiary undertakings.

The acquisition of Antisoma Research Limited was a business combination involving entities under common control. The financial statements of Antisoma Research Limited have been consolidated using the principles of 'merger accounting'. The principles of merger accounting are that the assets and liabilities of the acquired company are not restated to fair value, no goodwill arises and the consolidated financial information incorporates the combined companies' results as if the companies had always been combined.

In line with the provisions of IFRS 1, acquisitions completed before 1 July 2004 have not been accounted for under IFRS 3. Instead, the historical UK GAAP accounting treatment has been retained.

All other subsidiaries have been consolidated using the principles of acquisition accounting under IFRS 3. Under IFRS 3, the results of acquired subsidiaries are included in the consolidated income statement from the date that they are acquired. The cost of an acquisition is the fair value of consideration, including costs directly attributable to the acquisition. All of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair values. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

Investments
In the Company's accounts, investments in subsidiary undertakings are initially stated at cost. Provision is made for any permanent diminution in the value of these investments. Where options over the Company's shares are granted to employees of subsidiary companies, the value of employee services received is deemed to be a capital contribution, increasing the Company's investment in subsidiaries. Short-term investments represent cash held on deposit with initial maturities in excess of three months. Such investments are held at cost.

Goodwill
Goodwill arising on consolidation represents the excess of the fair value of consideration over the fair value of identifiable net assets acquired. Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indicator of impairment. Impairment losses in respect of goodwill are not reversed. As permitted by IFRS 1, goodwill written off prior to transition to IFRS has not been reinstated as an asset and will not be included in determining any subsequent profit or loss on disposal.

Intangible fixed assets
Intangible fixed assets other than goodwill, which comprise licences, patents and product rights, are recorded at their fair values at acquisition date and are amortised on a straight-line basis over their estimated useful economic lives from the time they are available for use. Where a product is at a relatively early stage of development the full cost of the licences or rights purchased are capitalised but not amortised until that product is available for use.

Assets that are not yet available for use are not subject to amortisation and are tested at least annually or whenever there is an indicator of impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Property, plant and equipment
The cost of property, plant and equipment is their purchase cost, together with any incidental costs of acquisition. Depreciation is provided to write off the cost or valuation, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following rates:

Office equipment	15% per annum
Computers – office and laboratory	33% per annum
Office fixtures and fittings	33% per annum
Laboratory fixtures and fittings	20% per annum
Laboratory equipment – owned	20% per annum
Laboratory equipment – leased	20% per annum

Provisions are made where necessary to reflect any impairment in the value of the tangible fixed assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and deposits with banks that have a maturity of three months or less from the date of inception.

Deposits that have a maturity greater than three months but less than a year from the date of inception have been disclosed separately as short-term deposits.

Notes to the financial statements continued

for the year ended 30 June 2006

Taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements in accordance with IAS 12 – 'Income taxes'. Deferred tax assets and liabilities are not discounted. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Valuation allowances are established against deferred tax assets where it is more likely than not that some portion or all of the asset will not be realised.

Policy on research and development tax credits

The Group makes claims each year for Research and Development Tax Credits and, as it is loss making, elects to take the cash equivalent amount. The Group accrues for the expected cash equivalent amount for each year into that year's financial statements.

Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital elements of the leasing commitments are shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

Revenue

Revenue, which excludes value added tax, represents the fair value of consideration receivable in respect of goods and services supplied. Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue in the period in which the related costs are incurred. Amounts received or receivable in respect of milestone payments are recognised as revenue when the specific conditions stipulated in the licence agreements have been satisfied or are recognised over the period to completion of the relevant phase of development, which is consistent with the principle that revenue is recognised in accordance with the Group's performance under the relevant contract. Amounts receivable as option fees to access the Group's intellectual property are spread over the option period. Revenue arising from collaborative agreements consisting of multiple elements is allocated to those elements in accordance with contractual terms, which are indicative of the fair values of the individual elements. All costs relating to these development programmes are recorded as research and development expenditure. As revenue represents contributions towards costs incurred, no amounts have been allocated to costs of sales.

Research and development expenditure

Research and development expenditure is currently written off to the income statement as it is incurred. Due to the regulatory and other uncertainties inherent in the development of the Group's products, the criteria for development costs to be recognised as an asset, as prescribed by IAS 38 – 'Intangible assets', are not met until the product has been submitted for regulatory approval and when it is probable that future economic benefits will flow to the Group. The Group does not currently have any internal development costs that qualify for capitalisation as intangible assets.

Financial instruments

Forward exchange contracts and foreign exchange options are revalued to fair value with net unrealised gains and losses being shown as part of debtors or creditors. The premium or discount on these contracts (that is, the difference between spot and forward rate) is recognised as part of interest payable or receivable over the term of the contract, if material. The Group does not employ hedge accounting. The Group had in existence a forward exchange contract at the year-end, the fair value of which was immaterial.

Foreign currency

The functional currency of each Group entity is the currency of the primary economic environment in which the entity operates. Transactions denominated in foreign currencies have been translated into the functional currency of the Group entity at actual rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been taken to the income statement.

The results of overseas operations are translated at average exchange rates and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Pension costs

Retirement benefits to employees and Directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the income statement in the period to which they relate.

Share options

In accordance with IFRS 2 – 'Share-based payment', share options are measured at fair value at their grant date. The fair value is charged to the income statement over the expected vesting period. National Insurance payable on the exercise of share based payments is treated as a cash-settled share-based payment under IFRS 2 and the Group makes charges to the income statement based on an estimate of the National Insurance liability in respect of the outstanding awards at each period end. Where the National Insurance liability is virtually certain to be recovered from the relevant employees a corresponding receivable amount is also recognised in the income statement.

Impairment

In carrying out impairment reviews of goodwill, intangible and tangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the likelihood of success of clinical trials, the likelihood of regulatory approval, the milestone payments receivable, future rates of market growth, the market demand for the products, the future profitability of the products, and the longevity of the products in the market. If actual results should differ or changes in expectations arise, impairment charges may be required which would materially impact on operating results. Details of impairment reviews can be seen in Notes 10 and 11.

2 Segmental information

The Directors are of the opinion that under IAS 14 – 'Segmental information' the Group has only one business segment, being drug development. In addition, as the Group's activities are virtually all UK based, the Directors are of the opinion that there is only one geographical segment.

3 Directors' emoluments

Directors' emoluments receivable by Directors of Antisoma plc from Antisoma Group companies are as follows:

	2006 £'000	2005 £'000
Aggregate emoluments:		
Emoluments and benefits	**998**	1,052
Pension contributions	**83**	81
Highest-paid Director:		
Emoluments and benefits	**349**	393
Pension contributions	**34**	34

The three Executive Directors have retirement benefits accruing to them through defined contribution schemes, in respect of qualifying services.

Detailed information concerning Directors' remuneration and interests in share options is set out in the Report of the Board on remuneration on pages 14 to 19.

4 Employee information

The average number of persons (including Executive Directors) employed by the Group during the year was:

	2006	2005
By activity:		
Administration	**20**	21
Research and development	**42**	41
	62	62

Staff costs for the Group were:

	2006 £'000	2005 £'000
Wages and salaries	**4,186**	4,205
Social security costs	**507**	501
Other pension costs (see Note 33)	**328**	337
Termination payments	**183**	–
	5,204	5,043

Notes to the financial statements

Notes to the financial statements continued
for the year ended 30 June 2006

Key management compensation (five senior managers and three Executive Directors) was:

	2006 £'000	2005 £'000
Salaries and short-term employee benefits	**1,684**	1,859
Post-employment benefits	**170**	170
Termination benefits	**183**	0
Share based payments	**429**	311
	2,466	2,340

The Company has nil employees (2005: nil).

5 Interest receivable

	2006 £'000	2005 £'000
On short-term deposits	**779**	1,001
On cash and cash equivalents	**144**	504
	923	1,505

6 Operating loss
The following items have been included in arriving at the operating loss:

	2006 £'000	2005 £'000
Depreciation:		
Tangible owned fixed assets	**431**	435
Loss on disposal of fixed assets	**2**	9
Hire of plant and machinery – operating leases	**8**	3
Hire of other assets – operating leases	**496**	463
Net foreign exchange differences	**10**	56
Auditors' remuneration (see below)	**165**	248

	2006 £'000	2005 £'000
Auditors' remuneration:		
Audit services (Company 2006: £5,000; 2005: £3,500):		
Statutory audit	**53**	41
Audit-related regulatory reporting	**7**	6
Further assurance services	**25**	5
	85	52
Tax services:		
Compliance services	**7**	8
Advisory services	**18**	3
	25	11
Other services	**55**	–
	165	63

Other services provided by the Group's auditors
Non-audit fees of £55,000 (2005: £185,000) charged by the Company's auditors relating to their role as reporting accountants (2005: in relation to their role in the acquisition of Aptamera, Inc. and their role as reporting accountants) were charged to the profit and loss account (2005: were included within the cost of acquisition of Aptamera, Inc. and offset in the share premium account as appropriate).

A description of the work of the Audit Committee is set out on pages 20 and 21 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

7 Taxation

No corporation tax liability arises on the results for the year due to the loss incurred. The current tax credit of £1,998,000 (2005: £2,477,000) relates to an accrual for the UK Research and Development tax credit claim in respect of the year ending 30 June 2006 of £1,900,000, and £98,000 relates to under-accrued amounts in relation to the year ended 30 June 2005.

At 30 June 2006, the Group had tax losses available for carry forward in excess of £55 million (2005: £46 million) subject to agreement with HM Revenue and Customs.

The tax assessed for the period is different from that assessed at the standard rate of corporation tax in the UK as the Group claims Research and Development tax credits at the rate of 16%. The differences are explained below:

	2006 £'000	2005 £'000
Loss on ordinary activities before taxation	**(18,870)**	(9,221)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 16% (2005: 16%)	**(3,019)**	(1,475)
Effects of:		
Capital allowances in excess of depreciation	**77**	34
Expenses not deductible for tax purposes	**(376)**	(436)
Current year movement in losses carried forward	**1,418**	277
Prior year tax credit	**(98)**	(877)
Total tax credit for the period	**(1,998)**	(2,477)

8 Profit for the financial year

As permitted by section 230 of the Companies Act 1985, the parent company's ('the Company's') income statement has not been included with these financial statements. The results for the Company are presented under IFRS.

The Company's result for the financial year was a profit of £399,000 (2005: £953,000).

9 Loss per share

The Group has no dilutive potential ordinary shares in issue because it is loss making. Following the Company's placing of shares in December 2005, the weighted average number of shares and therefore the loss per share for the year ended 30 June 2006 and the year ended 30 June 2005 have been restated to take account of the bonus element of the placing. The bonus arises because the placing was made at a discount to the market price.

	2006	2005
Loss for the year (£'000)	**(16,872)**	(6,744)
Weighted average number of shares ('000)	**370,485**	294,217
Basic and diluted loss per ordinary share	**(4.55)p**	(2.29)p

10 Goodwill

	2006 £'000	2005 £'000
Group		
Cost		
As at 1 July	**6,177**	–
Additions	**–**	5,882
Revaluation due to changes in foreign exchange rates	**(44)**	295
As at 30 June	**6,133**	6,177
Accumulated impairment losses		
As at 1 July	**–**	–
Impairment losses for the year	**–**	–
As at 30 June	**–**	–
Net book value at 30 June	**6,133**	6,177

The goodwill acquired in 2005 relates to the acquisition of Aptamera, Inc. The changes in goodwill in the year have arisen due to movements in the UK to US exchange rate which has led to a revaluation of the Aptamera, Inc. balance sheet at the year-end and as a result a (decrease)/increase in the value of the goodwill.

Notes to the financial statements continued

for the year ended 30 June 2006

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. During the year, the acquired goodwill in respect of Aptamera, Inc. was tested for impairment in accordance with IAS 36. These tests resulted in no impairment of the goodwill.

The Directors consider that the whole Group is a single cash-generating unit and therefore in considering any impairment of goodwill the Directors produce discounted cash flow models for all the Group's products. If the total net present value is in excess of the book value of all assets (including goodwill) then no impairment is made. The discounted cash flow looks at all future cash outflows for all products such as clinical trial costs and marketing and sales costs, and also by looking at cash inflows from milestone payments and royalties (based on estimated penetration levels and estimated price in each target market). These cash flows are then probability weighted based on the stage of development of each product using standard industry probability factors. All the cash flows are then discounted using the Group's weighted average cost of capital of 18%.

Company

The Company has no goodwill.

11 Intangible assets

	Licences and product rights £'000	IPR of Aptamera £'000	Total £'000
Group			
Cost			
At 1 July 2004	2,813	–	2,813
Additions	429	16,669	17,098
Impairment	(35)	–	(35)
Revaluation due to changes in foreign exchange rates	–	730	730
At 30 June 2005	**3,207**	**17,399**	**20,606**
Aggregate amortisation and impairment at 1 July 2004	1,488	–	1,488
Charge for the year	–	–	–
At 30 June 2005	**1,488**	**–**	**1,488**
Net book amount at 30 June 2005	**1,719**	**17,399**	**19,118**
Cost			
At 1 July 2005	3,207	17,399	20,606
Revaluation due to changes in foreign exchange rates	–	(110)	(110)
At 30 June 2006	**3,207**	**17,289**	**20,496**
Aggregate amortisation and impairment at 1 July 2005	1,488	–	1,488
Charge for the year	–	–	–
At 30 June 2006	**1,488**	**–**	**1,488**
Net book amount at 30 June 2006	**1,719**	**17,289**	**19,008**

The Group tests intangible assets that have not yet been brought into use annually for impairment, or more frequently if there are indications that intangible assets might be impaired.

The intangible assets have not been amortised as the products are not sufficiently close to market to be considered to have been brought into use and therefore subject to amortisation under IAS 38.

In carrying out impairment reviews of intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the likelihood of success of clinical trials, the likelihood of regulatory approval, the milestone payments received, future rates of market growth, the market demand for the products, the future profitability of the products, the longevity of the products in the market and cost of capital. If actual results should differ or changes in expectations arise, impairment charges may be required which would materially impact on operating results.

There have been no impairments during the year.

Company
The Company has no intangible fixed assets.

12 Property, plant and equipment

	Office computers, equipment, fixtures and fittings (owned) £'000	Computers, laboratory equipment (leased) £'000	Laboratory computers, equipment, fixtures and fittings (owned) £'000	Total £'000
Group				
Cost				
At 1 July 2004	813	161	1,758	2,732
Additions at cost	40	–	90	130
Acquisitions	–	–	4	4
Disposals	(6)	–	(3)	(9)
At 30 June 2005	**847**	**161**	**1,849**	**2,857**
Depreciation				
At 1 July 2004	500	161	791	1,452
Charge for the year	157	–	278	435
Disposals	(6)	–	(3)	(9)
At 30 June 2005	**651**	**161**	**1,066**	**1,878**
Net book amount at 30 June 2005	**196**	**–**	**783**	**979**
Cost				
At 1 July 2005	847	161	1,849	2,857
Additions at cost	19	–	51	70
Disposals	(2)	–	–	(2)
At 30 June 2006	**864**	**161**	**1,900**	**2,925**
Depreciation				
At 1 July 2005	651	161	1,066	1,878
Charge for the year	148	–	283	431
Disposals	(2)	–	–	(2)
At 30 June 2006	**797**	**161**	**1,349**	**2,307**
Net book amount at 30 June 2006	**67**	**–**	**551**	**618**

Those assets which are classified as leased assets are on secondary leases for which a peppercorn rent is paid.

In accordance with IFRS 1 – 'First time adoption of International Financial Reporting Standards', and IAS 17 – 'Leases', the Group has reviewed the classification of all leases at the opening balance sheet date of 1 July 2004 and they were all operating leases.

Company
The Company has no tangible fixed assets.

Notes to the financial statements continued

for the year ended 30 June 2006

13 Investments

	2006 £'000	2005 £'000
Company		
Cost and valuation of interests in Group undertakings		
As at 1 July	**48,377**	31,218
Additions	**–**	16,664
Capital contributions in respect of share-based payments	**675**	495
As at 30 June	**49,052**	48,377

The additions in the year ended 30 June 2005 related to the acquisition of Aptamera, Inc. The share-based payment charges relate to the share options granted in the Company on behalf of employees of Antisoma Research Limited.

Interests in Group undertakings

Name of undertaking	Country of incorporation	Description of shares held	% of nominal value of issued shares held	Principal business activity
Antisoma Research Ltd	Great Britain	1p 'A' ordinary and £1 redeemable preference	100	development and commercialisation of potential therapeutic products for the treatment of cancer
Spring Fall Ltd	Great Britain	1p ordinary	100	dormant
Cancer Therapeutics Ltd	Great Britain	£1 'A' ordinary and 25p 'B' ordinary	100	dormant
Aptamera, Inc.	United States of America	$0.001 common stock	100	development and commercialisation of potential therapeutic products for the treatment of cancer

14 Trade and other receivables

	2006 £'000	2005 £'000
Group		
Trade receivables	**–**	82
Other receivables	**244**	436
Prepayments and accrued income	**684**	580
Research and development tax credit receivable	**1,900**	1,600
	2,828	2,698

	2006 £'000	2005 £'000
Company		
Non-current		
Amounts owed by Group undertakings	**84,913**	77,672
Current		
Prepayments and accrued income	**10**	7
	84,923	77,679

There are no fixed repayment terms in respect of the amounts owed by Group undertakings, which represent the funding of ongoing research and development requirements.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

15 Trade and other payables – current

	2006 £'000	2005 £'000
Group		
Trade creditors	**1,347**	2,121
Other tax and social security	**163**	169
Accruals	**3,147**	1,851
Deferred income	**313**	1,630
	4,970	5,771

	2006 £'000	2005 £'000
Company		
Accruals	**56**	166

The Directors consider that the carrying amount of trade and other payables approximates their fair value.

16 Deferred tax

	2006 £'000	2005 £'000
Deferred tax liability		
Group		
Deferred tax liability at 1 July	**6,177**	–
Additions	**–**	5,882
Revaluation due to changes in foreign exchange rates	**(44)**	295
Deferred tax liability at 30 June	**6,133**	6,177

The deferred tax balance relates to intangible assets recognised on the acquisition of Aptamera, Inc. in 2005. The amount recognised is net of deferred tax assets on brought forward losses arising in the same tax jurisdiction. The movement in the deferred tax liability in 2006 relates to the restatement of the dollar value of the Aptamera, Inc. balance sheet as per Note 10.

No other provisions for deferred tax have been made in other tax jurisdictions as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses. No deferred tax assets have been recognised as there is insufficient certainty of future taxable profits. The amount unprovided of the total potential liability/(asset) is as follows:

	2006 £'000	2005 £'000
Group		
Tax effect of timing differences		
Excess of capital allowances over depreciation	**121**	207
Other short-term timing differences	**(238)**	(245)
Employee benefits in excess of amounts vested	**(433)**	(231)
Losses carried forward	**(16,811)**	(14,167)
	(17,361)	(14,436)

Company

No provision for deferred tax has been made as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses that can be group relieved. No deferred tax assets have been recognised as there is insufficient certainty of future taxable profits.

17 Other non-current liabilities

	2006 £'000	2005 £'000
Group		
Deferred income	**573**	885

The Directors consider that the carrying amount of other non-current liabilities approximates their fair value.

Company

The Company has no non-current liabilities.

Notes to the financial statements continued

for the year ended 30 June 2006

18 Financial instruments

The financial risks faced by the Group include liquidity risk, interest rate risk, credit risk and currency risk. The Board reviews and agrees policies for managing each of these risks. Where appropriate, the Group uses derivative financial instruments to reduce exposure to foreign exchange risk; it does not use derivative financial instruments for trading purposes.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit while maintaining credit risk at acceptable levels and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets and the issue of shares. The Group also considers whether to use forward contracts in order to manage the cash flow risk associated with foreign currency revenues and purchases.

Liquidity risk

The Group's policy is to raise cash in advance of when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time. The Directors determine that sufficient cash balances should be held as cash and cash equivalents to meet liabilities as they fall due.

Interest rate risk

The Group receives interest from cash on deposit and the level of this interest is dependent upon prevailing interest rates. The Group seeks to maximise the receipt of interest subject to acceptable levels of credit risk.

Credit risk

The Group places funds on deposit only with financial institutions who have a high credit rating and does not place a disproportionate amount of funds with any single financial institution.

Currency risk

The Group's results and liquidity are affected by fluctuations in foreign currency exchange rates, principally in respect of the US dollar and the Euro. In 2006 there was no currency risk with respect of the Group's income as income related solely to the release of deferred income that had previously been translated into Sterling. The Group has maintained a balance of US dollars in order to meet certain anticipated liabilities to suppliers requesting payments in US dollars. The Group has sold and purchased US dollars at the spot rates to maintain this balance as appropriate. The Directors monitor the Group's exposure to foreign currencies and enter into forward contracts as appropriate.

At the current time, the net assets of overseas subsidiaries are not considered material to the Group, and the Group has not sought to hedge its net investment in overseas operations.

Numerical financial instruments are set out below. Additional disclosures are set out in the accounting policies relating to financial instruments and foreign currencies.

In accordance with IAS 39 – 'Financial instruments: Recognition and measurement', the Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard.

Interest rate risk profile of the Group's financial liabilities

No interest is payable on the Group's provision for National Insurance on share options.

As described in Note 1, the Group has elected to apply IAS 32 and 39 only from 1 July 2005. The numerical disclosures below are intended to meet the disclosure requirements of IAS 32 (for the current year) and FRS 13 (in respect of the comparatives). Short-term debtors and creditors have been excluded from all disclosures other than currency risk disclosures.

The Group has no liabilities that are exposed to interest rate risk.

The maturity profile of the Group's financial liabilities is shown in Note 19.



Interest rate risk profile of the Group's financial assets

	Cash and cash equivalents 2006 £'000	Short-term deposits 2006 £'000	Cash and cash equivalents 2005 £'000	Short-term deposits 2005 £'000
Group				
Sterling	**8,664**	**5,506**	17,284	7,500
US dollars	**748**	**–**	260	–
	9,412	**5,506**	17,544	7,500
Floating rate < 1yr	**9,412**	**5,506**	17,544	5,287
Fixed rate > 1yr	**–**	**–**	–	2,213
	9,412	**5,506**	17,544	7,500

The fixed rate short-term deposits in Sterling and US dollars were placed with banks for between one week and 12 months and earned interest of between 4.42% and 5.12% in the year ended 30 June 2006. Floating rate cash earns interest based on relevant national LIBID equivalents.

Currency risk profile
The functional currency of the Group's major trading subsidiary is Sterling, and the majority of its transactions are denominated in that currency. At 30 June 2006, the Group had net foreign currency assets/(liabilities) of £nil (2005: £9,000) in US dollars and liabilities of (£87,000) (2005: (£31,000)) in Euros and (£70,000) (2005: (£77,000)) in other currencies.

Borrowing facilities
The Group had no unused borrowing facilities at 30 June 2006 or 30 June 2005.

Fair values
Where market values are not available, fair values of financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year-end exchange rates.

The preference shares described in Note 20 are not traded on an organised market. Nevertheless, the Directors are of the opinion that the fair value of the preference shares approximates to book value. These shares ceased to be financial instruments on 1 July 2005.

In the opinion of the Directors, there is no material difference between the fair value of cash and short-term investments and the carrying values referred to above. Carrying values approximate to fair values because of the short maturity period of these financial instruments.

19 Provisions

	2006 £'000	2005 £'000
Group		
Provision for employer's National Insurance on share option gains < 1 year	**16**	31
Provision for employer's National Insurance on share option gains > 1 year	**24**	11
Total provision for employer's National Insurance on share option gains:	**42**	26
(Credited)/charged to the income statement	**(2)**	16
At 30 June	**40**	42

The above provision is offset by an amount of £24,000 (2005: £31,000) receivable from employees as reimbursement of employer's National Insurance arising on share options issued on or after 6 April 1999 with a net charge to the profit and loss account of £16,000 (2005: £11,000).

Company
The Company has no provisions for liabilities and charges.

Notes to the financial statements continued

for the year ended 30 June 2006

20 Share capital

	2006 £'000	2005 £'000
Group and Company		
Authorised		
492,663,100 (2005: 492,663,100) ordinary shares of 1p each	**4,927**	4,927
5,000,000 (2005: 5,000,000) preference shares of £1 each	**5,000**	5,000
	9,927	9,927

	2006 £'000	2005 £'000
Group and Company		
Issued, allotted, called up and fully paid		
370,788,880 (2005: 332,747,317) Ordinary shares of 1p each	**3,708**	3,327
4,331,683 (2005: 4,331,683) preference shares of £1 each	**4,332**	4,332
	8,040	7,659

On 4 February 2005, the Company issued 66,500,041 new ordinary shares of 1p each as consideration for the acquisition of Aptamera, Inc. at a price of 24p per share.

On 1 March 2005, the Company issued 131,285 new ordinary shares of 1p each on exercise of employee share options.

On 4 April 2005, the Company issued 39,402 new ordinary shares of 1p each as payment of Directors' fees in shares at a price of 23p per share.

On 11 July 2005, the Company issued 48,381 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 18.75p per share being the market price at that date.

On 11 July 2005 Executive Directors and certain senior employees subscribed for 1,307,125 new ordinary shares of 1p each. The shares were issued at 18.25p per share.

Between 5 October 2005 and 8 May 2006 the Company issued 2,932,489 ordinary 1p shares on exercise of employee share options at an exercise price of 12.34p per share.

On 5 October 2005, the Company issued 47,159 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 20.5p per share.

On 5 December 2005, the Company issued 33,600,000 new ordinary shares of 1p each in a private placing at a price of 19.5p per share.

On 5 January 2006, the Company issued 61,289 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 19.375p per share.

On 3 April 2006, the Company issued 45,120 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 20.5p per share.

The zero coupon convertible redeemable preference shares of £1 each have the following principal terms attached:
- no rights to receive dividends or other distributions out of the profits of the Company;
- on winding up, the preference shareholders rank above ordinary shareholders in payment of a sum equal to the nominal capital paid up but have no rights to participate further in the assets of the Company;
- no rights to receive notice of or attend or vote at any general meeting of shareholders;
- convertible into converted ordinary shares at any point in the two years commencing 1 July 2003, based on a formula dividing the aggregate nominal amount of preference shares held by the average share price of ordinary shares for ten days before and after the conversion notice is served; and
- redeemable at the option of the Company at any time at par.
- no conversion or redemption has occurred.

Under IFRS 1 the Group is taking advantage of the available exemption from adopting IAS 32 and IAS 39 retrospectively and the preference shares remain classified as equity rather than as a liability in the comparative financial information. In addition, the Group has not calculated the notional interest charge on the interest-free preference shares, as would have been required had IAS 32 and IAS 39 been applied retrospectively.

21 Potential issues of ordinary shares

The Group issued Performance Awards and CSOP options, as set out in the Report of the Board on remuneration and the tables below, to eligible employees following the issue of interim and preliminary year-end financial statements. Permanent employees are eligible to receive these awards at the discretion of the Remuneration Committee. Matching Awards were issued as set out in the Report of the Board on remuneration and in the tables below. CSOP options were granted during the year to certain employees other than Executive Directors and senior managers. The CSOP options granted in February 2006 may be exercised if the share price exceeds the exercise price by 33% for 30 consecutive days in the six months prior to the third anniversary of the date of grant; no retesting of the performance condition is allowed. The exercise price for CSOP options is the average mid-market closing price for the 3 days prior to the date of grant. Performance conditions attaching to other awards are set out on pages 14 and 19. All awards are granted for nil consideration and subject to individual annual limits. The total number of shares granted under the various Group incentive plans, excluding those granted on or before 16 December 1998 and lapsed and surrendered options, may not exceed 10% of the issued share capital in any ten-year period.

CSOPs

Date of grant	Exercise price (p)	Period when exercisable	Average remaining contractual life (yrs)	Numbers of shares 2006	Number of shares 2005
16 December 1998	74.00	1998 – 2008	2.5	**832,012**	832,012
16 December 1998	32.40	1999 – 2008	2.5	**43,220**	113,453
09 July 1999	42.60	2002 – 2009	3.0	**648,321**	648,321
16 December 1999	104.10	2002 – 2009	3.5	**75,635**	75,635
18 February 2000	104.60	2003 – 2010	3.6	**95,694**	207,750
09 June 2000	100.90	2003 – 2010	3.9	**391,389**	413,783
19 September 2000	142.50	2003 – 2010	4.2	**114,737**	219,642
13 February 2001	211.90	2004 – 2011	4.6	**86,582**	147,699
17 September 2001	37.50	2004 – 2011	5.2	**632,410**	685,438
16 April 2002	20.70	2005 – 2012	5.8	**2,068,803**	3,279,023
23 September 2002	12.34	2005 – 2012	6.2	**3,271,044**	6,328,803
20 February 2003	26.34	2006 – 2013	6.6	**1,507,630**	1,597,202
28 February 2003	26.34	2006 – 2013	6.7	**81,083**	81,083
01 October 2003	38.17	2006 – 2013	7.3	**1,481,849**	1,656,854
16 February 2004	43.12	2007 – 2014	7.6	**1,585,239**	1,837,135
23 February 2004	44.84	2007 – 2014	7.6	**1,505,352**	1,505,352
24 March 2004	39.00	2007 – 2014	7.7	**192,307**	192,307
01 April 2004	40.50	2007 – 2014	7.8	**135,802**	135,802
21 September 2004	14.00	2007 – 2014	8.2	**1,701,452**	2,075,317
21 February 2005	22.20	2008 – 2015	8.6	**4,213,530**	5,156,578
20 September 2005	22.10	2008 – 2015	9.2	**662,136**	–
24 February 2006	22.10	2009 – 2016	9.7	**342,530**	–
				21,668,757	27,189,189

The above options are normally exercisable from the day following the third anniversary of grant, or following a change in control of the Company, and subject to certain conditions relating to share price performance as set out in the Report of the Board on remuneration.

Performance Awards

Date of grant	Exercise price (p)	Period when exercisable	Average remaining contractual life (yrs)	Number of shares 2006	Number of shares 2005
20 September 2005	1.00	2008 – 2011	5.2	**1,780,219**	–
24 February 2006	1.00	2008 – 2011	5.7	**2,439,875**	–
07 June 2006	1.00	2009 – 2012	5.9	**489,208**	–
				4,709,302	–

Matching Awards

Date of grant	Exercise price (p)	Period when exercisable	Average remaining contractual life (yrs)	Number of shares 2006	Number of shares 2005
08 July 2005	1.00	2008 – 2011	5.0	**1,297,299**	–

Options over 2,932,489 shares were exercised during the year. The average exercise price was 12.34p and the weighted average share price at the time of exercise was 20.91p. No EIP Performance or Matching Awards were exercised during the year.

The weighted average exercise prices over the year were as follows:

CSOPs

	Number	Weighted average exercise price (p)
Number of options outstanding at 1 July 2005	27,189,189	29.76
– granted	1,181,439	22.10
– forfeited	(3,634,353)	27.54
– surrendered	(135,029)	167.51
– exercised	(2,932,489)	12.34
Outstanding at 30 June 2006	**21,668,757**	**31.22**
Exercisable at 30 June 2006	**4,870,232**	**28.51**

EIP Awards

	Number	Weighted average exercise price (p)
Number of awards outstanding at 1 July 2005	–	–
– granted	6,289,297	1.00
– forfeited	(282,696)	1.00
Outstanding at 30 June 2006	**6,006,601**	**1.00**
Exercisable at 30 June 2006	–	–

22 Share-based payments

The Group operates a number of share-based incentive schemes as detailed in Note 21 above. The fair value per award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award (see Note 21 for terms)	Number of awards	Exercise price (p)	Share price at grant date (p)	Fair value per option (p)	Expected volatility	Award life	Risk free rate
20 February 2003	CSOP	1,612,994	26.34	25.40	18.92	111%	4.25	3.8%
28 February 2003	CSOP	81,083	26.34	24.41	17.58	106%	4.25	3.8%
01 October 2003	CSOP	1,682,104	38.17	36.99	17.72	61%	4.25	4.4%
16 February 2004	CSOP	1,917,134	43.125	43.25	18.15	50%	4.25	4.6%
23 February 2004	CSOP	752,676	44.84	43.75	18.50	52%	4.25	4.7%
23 February 2004	CSOP	752,676	44.84	43.75	16.10	52%	4.25	4.7%
24 March 2004	CSOP	192,307	39.0	39.75	16.36	49%	4.25	4.6%
01 April 2004	CSOP	135,802	40.5	40.50	15.94	47%	4.25	4.7%
21 September 2004	CSOP	2,257,681	14.0	13.50	8.95	93%	4.25	4.8%
21 February 2005	CSOP	5,222,536	22.2	22.00	11.75	68%	4.25	4.7%
08 July 2005	Matching	1,336,038	1.0	18.50	11.17	44%	3.00	4.2%
20 September 2005	CSOP	759,791	22.1	22.25	6.45	35%	4.25	4.3%
20 September 2005	Performance	1,890,880	1.0	22.25	14.38	35%	3.00	4.0%
24 February 2006	CSOP	421,648	22.10	22.44	5.08	26%	4.25	4.2%
24 February 2006	Performance	2,573,171	1.0	22.44	14.50	26%	3.00	4.3%
08 June 2006	Performance	489,208	1.0	16.25	9.70	56%	3.00	4.7%

A description of the key assumptions used in calculating the share-based payments follows:

1. The Monte Carlo valuation methodology was used.
2. Performance conditions have been incorporated into the Monte Carlo model in arriving at the fair value.
3. The expected volatility is based on historical volatility over a period of time prior to grant commensurate with the expected term of each award (or period since flotation if shorter) with more weight being placed on more recent share price movements.
4. Expected dividend yield is nil.
5. The risk free rate is equal to the prevailing UK Gilts rate at grant date, which is commensurate with the expected term.
6. The charge is spread over the expected vesting period.
7. In order to calculate the estimated leavers at the year ended 30 June 2005 for the CSOPs and EIP Performance Awards a figure of 15% pro rata for the unexpired period after 1 January 2005 was used. In the year ended 30 June 2006 CSOPs and EIP Performance Awards that had completed the three-year vesting period, or were within 3 months of their three-year vesting period, were charged based on the number of awards that could still vest. Given the higher number of leavers than anticipated, the remaining CSOPs and EIP Performance Awards were adjusted to a figure of 20% pro-rated for the unexpired period after 1 January 2005. For the EIP Matching Awards granted in July 2005 the estimated leaver rate was assumed at 30%. This is higher than the CSOPs and EIP Performance Awards as these awards can lapse if a holder leaves employment but also if the holder remains in employment but sells their Invested Shares.

The total charge for the year relating to employee share-based payment plans was £675,000 (2005: £495,000), all of which related to the above equity-based transactions.

23 Share premium

	2006 £'000	2005 £'000
Group and company		
At 1 July	**69,647**	69,683
Issue of shares	**6,811**	10
Expenses of share issues	**(237)**	(46)
At 30 June	**76,221**	69,647

The sum of £15,295,000 relating to the premium on the shares issued to acquire Aptamera, Inc. (see Note 30b), was previously charged to share premium. This amount has been reclassified as a merger reserve as shown in Note 24.

24 Other reserves

	Other reserves: retranslation £'000	Merger reserve £'000	Total £'000
Group			
At 1 July 2004	–	4,300	4,300
Merger reserve – reclassified (see Notes 23 and 30b)	–	15,295	15,295
Foreign exchange adjustments on consolidation	724	–	724
At 30 June 2005	**724**	**19,595**	**20,319**
At 1 July 2005	724	19,595	20,319
Foreign exchange adjustments on consolidation	(110)	–	(110)
At 30 June 2006	**614**	**19,595**	**20,209**

The merger reserve at 1 July 2004 represents the reserve arising on the acquisition of Antisoma Research Limited accounted for as a Group reconstruction.

	Merger reserve £'000
Company	
At 1 July 2004	29,939
Movement	15,295
At 30 June 2005	**45,234**
At 1 July 2005	45,234
Movement	–
At 30 June 2006	**45,234**

Notes to the financial statements

Notes to the financial statements continued

for the year ended 30 June 2006

25 Retained loss

	2006 £'000	2005 £'000
Group		
At 1 July	**(56,484)**	(50,235)
Loss for the period	**(16,872)**	(6,744)
Share options: value of employee services	**675**	495
At 30 June	**(72,681)**	(56,484)

At 30 June 2006, the cumulative goodwill arising from acquisitions, which had been written off to reserves, was £1,570,000 (2005: £1,570,000).

	2006 £'000	2005 £'000
Company		
At 1 July	**3,350**	1,902
Profit for the period	**399**	953
Share options: value of employee services	**675**	495
At 30 June	**4,424**	3,350

26 Shareholders' funds and statement of changes in shareholders' equity

	Share capital £'000	Share premium £'000	Other reserve: retranslation £'000	Other reserve: merger £'000	Retained loss £'000	Total £'000
Group						
At 1 July 2004	6,993	69,683	–	4,300	(50,235)	30,741
Loss for the period	–	–	–	–	(6,744)	(6,744)
New share capital issued	666	10	–	15,295	–	15,971
Expenses on share issue taken to share premium	–	(46)	–	–	–	(46)
Share options: value of employee services	–	–	–	–	495	495
Foreign exchange adjustments on consolidation	–	–	724	–	–	724
At 30 June 2005	**7,659**	**69,647**	**724**	**19,595**	**(56,484)**	**41,141**
At 1 July 2005	7,659	69,647	724	19,595	(56,484)	41,141
Loss for the period	–	–	–	–	(16,872)	(16,872)
New share capital issued	381	6,811	–	–	–	7,192
Expenses on share issue taken to share premium	–	(237)	–	–	–	(237)
Share options: value of employee services	–	–	–	–	675	675
Foreign exchange adjustments on consolidation	–	–	(110)	–	–	(110)
At 30 June 2006	**8,040**	**76,221**	**614**	**19,595**	**(72,681)**	**31,789**
Company						
At 1 July 2004	6,993	69,683	–	29,939	1,902	108,517
Profit for the period	–	–	–	–	953	953
Share-based payment charge to subsidiary	–	–	–	–	495	495
New share capital issued	666	10	–	15,295	–	15,971
Expenses on share issue taken to share premium	–	(46)	–	–	–	(46)
At 30 June 2005	**7,659**	**69,647**	**–**	**45,234**	**3,350**	**125,890**
At 1 July 2005	7,659	69,647	–	45,234	3,350	125,890
Profit for the period	–	–	–	–	399	399
Share-based payment charge to subsidiary	–	–	–	–	675	675
New share capital issued	381	6,811	–	–	–	7,192
Expenses on share issue taken to share premium	–	(237)	–	–	–	(237)
At 30 June 2006	**8,040**	**76,221**	**–**	**45,234**	**4,424**	**133,919**

27 Capital commitments

The Group had no capital expenditure contracted for but not provided in the financial statements at 30 June 2006 (2005: £nil).

28 Financial commitments

At 30 June 2006 the Group and Company had total commitments under non-cancellable operating leases as follows:

	Land and buildings 2006 £'000	Other 2006 £'000	Land and buildings 2005 £'000	Other 2005 £'000
Group				
Commitments under non-cancellable operating leases expiring:				
Within one year	**101**	**2**	134	6
Later than one year and less than five years	**1,229**	**17**	1,527	4
After five years	**–**	**–**	–	–
	1,330	**19**	1,661	10

The Group leases offices and laboratories under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases video conferencing equipment and copier/fax machines under non-cancellable operating lease agreements.

	Land and buildings 2006 £'000	Land and buildings 2005 £'000
Company		
Commitments under non-cancellable operating leases expiring:		
Within one year	**–**	–
Later than one year and less than five years	**262**	–
After five years	**–**	262
	262	262

The Company has no non-cancellable operating lease agreements.

29 Cash flow from operating activities

Reconciliation of operating loss to net cash outflow from operating activities:

	2006 £'000	2005 £'000
Group		
Loss for the year	**(16,872)**	(6,744)
Add back:		
Interest	**(923)**	(1,505)
Tax	**(1,998)**	(2,477)
Adjustments for:		
Impairment of acquired intellectual property rights	**–**	35
Depreciation of tangible fixed assets	**431**	435
Loss on disposal of fixed assets	**2**	9
Share-based payments	**675**	495
Operating cash flows before movement in working capital	**(18,685)**	(9,752)
Decrease in debtors	**157**	1,037
Decrease in creditors	**(1,118)**	(6,202)
Cash used in operations	**(19,646)**	(14,917)

	2006 £'000	2005 £'000
Company		
Operating loss for the year	**(524)**	(553)
Operating cash flows before movement in working capital	**(524)**	(553)
Increase in debtors	**(7,243)**	(353)
(Decrease)/increase in creditors	**(111)**	147
Cash used in operations	**(7,878)**	(759)

30 Acquisition of Aptamera, Inc.

On 4 February 2005, a new wholly-owned subsidiary, Aptamera, Inc., was acquired by the issue of 66,500,041 shares of 1p each with a fair market value of 24p per share (based on the closing share price on 3 February 2005).

a) Details of the book value and fair value of the assets and liabilities of Aptamera, Inc., as at 4 February 2005 are set out below:

	Book values £'000	Adjustments £'000	Fair values £'000
Fixed assets			
– intangible – intellectual property rights	–	16,669	16,669
– intangible – other	74	(74)	–
– tangible	30	(26)	4
Debtors	3	–	3
Cash at bank and in hand	1	–	1
Accruals	(13)	–	(13)
Deferred tax liability	–	(5,882)	(5,882)
Net assets acquired	**95**	**10,687**	**10,782**
Satisfied by:			
Shares issued			15,960
Expenses of acquisition			704
Total consideration			**16,664**
Goodwill arising on acquisition			**5,882**

b) The premium on the shares issued on this acquisition was recorded in the share premium account in Antisoma's 2005 UK GAAP accounts. However, as the criteria in section 131 of the Companies Act 1985 were met, the (mandatory) relief from recording share premium on these shares should have been taken. The difference between the fair market value and nominal value of shares issued for the acquisition amounting to £15,295,000 has, therefore, been reclassified from the share premium account to the merger reserve. There is no impact on net assets or on amounts recorded in the income or cash flow statements.

31 Related party disclosures
Group

Transactions with Directors

During the year the Directors of the Company subscribed for new ordinary shares of 1p each as follows:

Director	Number of shares subscribed	Price per share (p)	Date
Barry Price	14,000	18.750	8-Jul-05
Grahame Cook	19,333	18.750	8-Jul-05
Michael Pappas	15,048	18.750	8-Jul-05
Glyn Edwards	337,835	18.750	8-Jul-05
Raymond Spencer	128,143	18.750	8-Jul-05
Ursula Ney	195,391	18.750	8-Jul-05
Barry Price	12,804	20.500	4-Oct-05
Grahame Cook	17,682	20.500	4-Oct-05
Michael Pappas	13,719	20.500	4-Oct-05
Dale Boden	2,954	20.500	4-Oct-05
Barry Price	13,548	19.375	6-Jan-06
Grahame Cook	18,709	19.375	6-Jan-06
Michael Pappas	14,516	19.375	6-Jan-06
Dale Boden	14,516	19.375	6-Jan-06
Grahame Cook	17,682	20.500	3-Apr-06
Michael Pappas	13,719	20.500	3-Apr-06
Dale Boden	13,719	20.500	3-Apr-06

Subsequent share purchases

The Directors of the Company purchased new ordinary shares of 1p each, having elected to take a part of their fees in newly issued shares of the Company, as follows:

Director	Number of shares subscribed	Price per share (p)	Date
Grahame Cook	22,307	16.25	11-Jul-06
Michael Pappas	17,307	16.25	11-Jul-06
Dale Boden	17,884	16.25	11-Jul-06
Grahame Cook	16,111	22.50	2-Oct-06
Michael Pappas	12,500	22.50	2-Oct-06
Dale Boden	12,916	22.50	2-Oct-06

Transactions with Kudos Independent Financial Services Limited

Kudos Independent Financial Services Limited ('KIFS') is a related party because Michael Pappas is a Director of the Company and of KIFS. KIFS advises the Company in relation to pensions, permanent health insurance and life assurance and derives its income by way of commission from the suppliers of these products. No income is derived directly from the Company.

Transactions with Leventis Holding SA

Leventis Holding SA ('LH') is a related party as it was a substantial shareholder in Antisoma plc during the year under review. Michael Pappas is the representative of Leventis Holding on the Board of Antisoma plc.

The offices of Antisoma Research Limited are located at West Africa House, Ealing, London. These offices are sub-leased from Leventis Overseas Limited (a subsidiary of LH). Rent has been charged on the space sub-leased by Antisoma Research Limited at the rate of £201,000 (2005: £201,000) per annum, with an additional annual service charge of £14,000 (2005: £14,000). The amount outstanding at the year-end was £74,000.

Company

Under IFRS, transactions between the Company and the rest of the Group must be disclosed. The Company entered into the following transactions during the year with the rest of the Group:

	2006 £'000	2005 £'000
Company		
Inter-company receivable		
At 1 July	**77,672**	77,320
Additional amounts advanced	**7,241**	352
At 30 June	**84,913**	77,672

The Company has issued share options to employees of subsidiary undertakings and in accordance with IFRS 2 has made a charge in the year of £675,000 (2005: £495,000).

The Company provides financing to its operating subsidiaries. Details of inter-company loans can be found in Note 14.

Key management compensation is disclosed in note 4. The Company's transactions with Directors are described on page 48.

The Directors consider that there is no ultimate controlling party of the Company.

32 Major non-cash transactions

During the year the Group recognised a research and development tax credit receivable of £1,900,000 in respect of eligible research and development costs incurred in the year ended 30 June 2006 (2005: £1,600,000).

On 4 February 2005, a new wholly-owned subsidiary, Aptamera, Inc., was acquired by the issue of 66,500,041 shares of 1p each.

33 Pension obligations

The Group operates a defined contribution Group personal pension scheme for employees and Executive Directors. The total pension cost for the Group was £328,000 (2005: £337,000).

Notes to the financial statements continued

for the year ended 30 June 2006

34 Reconciliation of net assets and loss under UK GAAP to IFRS

Antisoma plc reported under UK GAAP in its previously published financial statements for the year ended 30 June 2005. The analysis below shows the reconciliation of net assets and loss as reported under UK GAAP as at 30 June 2005 and the revised net assets and loss under IFRS as reported in these financial statements. In addition, there is a reconciliation of equity under UK GAAP to IFRS at the transition date for the Group, being 1 July 2004.

	Notes	2005 £'000
Group		
Reconciliation of loss for the year		
Loss for the period reported under UK GAAP		(7,135)
Adjustments:		
Share option charge	(a)	(495)
Employer's National Insurance charge on share options	(b)	18
Goodwill amortisation	(c)	463
Holiday pay accrual	(d)	10
Acquired intellectual property	(e)	430
Impairment of intellectual property	(e)	(35)
Loss for the year reported under IFRS		(6,744)

	Notes	2005 £'000	2004 £'000
Group			
Reconciliation of shareholders' equity			
Shareholders' equity as reported under UK GAAP		38,276	29,492
Adjustments:			
Reversal of goodwill calculated under UK GAAP	(f)	(16,206)	–
Intellectual property acquired as part of a business combination	(g)	16,669	–
Exchange difference on foreign subsidiary's intellectual property	(g)	730	–
Goodwill as part of a business combination	(g)	6,177	–
Deferred taxation liability as part of a business combination	(g)	(6,177)	–
Acquired intellectual property	(e)	1,754	1,324
Impairment of intellectual property	(e)	(35)	–
Employer's National Insurance liability on share options	(b)	(12)	(14)
Employer's National Insurance asset on share options	(b)	31	15
Holiday pay accrual	(d)	(66)	(76)
Cash and cash equivalents (cash at bank and in hand)	(h)	16,437	8,881
Short-term deposits	(h)	(16,437)	(8,881)
Total shareholders' equity		41,141	30,741

The profit for the Company, previously reported under UK GAAP, for the year ended 30 June 2005 of £953,000 is unaffected by the adoption of IFRS. The analysis below shows the reconciliation of net assets as reported under UK GAAP as at 30 June 2005 and the revised net assets under IFRS as reported in these financial statements. In addition, there is a reconciliation of equity under UK GAAP to IFRS at the transition date for the Company, being 1 July 2004.

	Notes	2005 £'000	2004 £'000
Company			
Reconciliation of shareholders' equity			
Shareholders' equity as reported under UK GAAP		95,523	78,645
Adjustments:			
Change in the valuation of investments	(i)	29,597	29,597
Charge to subsidiary for share options issued	(j)	770	275
Total shareholders' equity		125,890	108,517

Explanation of reconciling items between UK GAAP and IFRS

(a) Share option charge
In accordance with IFRS 2 – 'Share-based payment', a charge is made for all share-based payments including share options based on the fair value of the instrument issued. Under UK GAAP, the charge to the income statement, if any, is based on the difference between the exercise price and the market price on the date of grant. Since Antisoma has historically granted employee share options where the share price at the date of grant equals the exercise price, there has been no charge recorded under UK GAAP.

Under IFRS the charge in the income statement for granted share options (and all other equity-settled share-based payments) is based on the fair value of the options at grant date and is charged over the expected vesting period. Estimates of leaver rates are taken into account over the vesting period. A charge has been recognised for all awards granted since 7 November 2002 and not vested by 1 January 2005. It is charged to the same expense category as the remuneration costs for the employee to whom the share award has been made.

An equivalent amount is credited to the retained loss reserve in the balance sheet, with no resulting effect on net assets.

(b) Employer's National Insurance charge on share options
Under UK GAAP the potential liability for employer's National Insurance on share options was calculated at each period end based on the current employer's National Insurance rate and the number of share options that had an exercise price below the share price at the period end. Under IFRS the potential liability for employer's National Insurance on share options is calculated based on an estimate of the fair value of each option at the period end and the current employer's National Insurance rate. For options that are within three years of grant date the potential liability is pro-rated from the date of grant to the period end. For vested options all the potential liability is accrued. For share options where the employee has agreed to pay the National Insurance liabilities on exercise a National Insurance asset has been created and the amount credited to the income statement.

(c) Goodwill amortisation
Under UK GAAP goodwill on the acquisition of Aptamera, Inc. had been amortised over its estimated expected useful life, which the Directors determined as 15 years. Under IFRS, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment review. Therefore the goodwill amortisation charge made under UK GAAP in the year to 30 June 2005 in relation to the acquisition of Aptamera, Inc. is not recorded under IFRS. The IFRS treatment of the Aptamera, Inc. acquisition is set out in note (g) below.

(d) Holiday pay accrual
The Group's holiday period runs for each calendar year and the Group allows employees to carry over a maximum of 5 days holiday into the next year as long as they are used by the 31 March of that year. Under UK GAAP holiday pay accruals were not calculated; however, under IFRS the Group has calculated its potential holiday pay liability at each period end.

(e) Acquired intellectual property
The Group has a policy of in-licensing products for further development and therefore has acquired substantial intellectual property over the years. Under UK GAAP these products were deemed to be at too early a stage to capitalise and, because it was not considered possible to demonstrate future economic benefits, such costs were written off. Under IFRS the probability criterion is always considered to be satisfied in the separate acquisition of an intangible asset, and so the Group must capitalise all acquired intellectual property. This has led to a reduction in the losses and the creation of an intangible asset on the balance sheet. The acquired intellectual property is reviewed for impairment at least annually.

(f) Reversal of goodwill calculated under UK GAAP
Under UK GAAP the acquisition of Aptamera, Inc. on 4 February 2005 led to the creation of goodwill of £16.7 million. The goodwill was the difference between the fair value of the consideration of £16.0 million plus the costs of the acquisition of £0.7 million and the net liabilities of Aptamera, Inc. on acquisition. This goodwill was then amortised over 15 years on a straight-line basis as detailed in (c) above. Under IFRS the treatment of the acquisition of Aptamera, Inc. is different and therefore the goodwill balance has been reversed; see note (g) below.

(g) Business combination
On 4 February 2005, a new wholly-owned subsidiary, Aptamera, Inc., was acquired by the issue of 66,500,041 ordinary shares of 1p each, whose fair market value was deemed to be 24p per share (based on the closing share price on 3 February 2005). The purchase was accounted for as an acquisition. Details of the book value and fair value of the assets and liabilities of Aptamera, Inc. under IFRS as at 4 February 2005 are set out in note 30.

As a result of the fair value exercise detailed in note 30, an in-process research and development asset of £16,669,000 was recorded as at the date of acquisition. A deferred tax liability of £5,882,000 was recorded, since the tax base of the intangible asset was different to its carrying value. The deferred tax liability is calculated based on the fair value of the intellectual property at the US tax rate of 40.44%, and is stated net of the tax effect of the brought forward tax losses of Aptamera, Inc. of £2,123,000.

Notes to the financial statements continued

for the year ended 30 June 2006

On 30 June 2005 the value of the intellectual property was translated at the year-end dollar spot rate and this led to an increase in the value of the asset of £730,000. This retranslation also led to an increase in the deferred tax liability and the goodwill figure of £295,000 taking the overall deferred tax liability and goodwill figure to £6,177,000. On 30 June 2006 the value of the intellectual property was translated at the year-end dollar spot rate and this led to a decrease in the value of the asset of £110,000. This retranslation also led to a decrease in the deferred tax liability and the goodwill figure of £44,000, taking the overall deferred tax liability and goodwill figure to £6,133,000.

(h) Cash, cash equivalents and short-term deposits

Under UK GAAP the Group analysed its financial assets between 'cash at bank and in hand', (which consisted of amounts repayable on demand i.e. with a period of notice of no more than 24 hours), and 'short-term deposits', (which consisted of amounts which matured after 24 hours). Under IFRS the Group analyses its financial assets between 'cash and cash equivalents', which includes all cash deposits with an original maturity under three months, and 'short-term deposits', which includes deposits with longer maturities. The difference in classification between UK GAAP and IFRS has led to the re-classification of certain balances from 'short-term deposits' into 'cash and cash equivalents'.

(i) Change in the valuation of investments

When accounting for acquisitions and combinations involving companies under common control, the Company was permitted, under section 133 of the Companies Act, to record in its UK GAAP accounts the cost of investment of the subsidiary company at the nominal value of the shares issued by the Company. IAS 27 requires that such investments are carried at cost (which is the measurement basis the Company has adopted on transition to IFRS) or in accordance with IAS 39. The net effect on adoption of IFRS was to increase the carrying value of the Company's investment in Antisoma Research Limited from the nominal value of shares issued, which was £996,000, to a cost basis, represented by the fair value of the shares issued. The fair value of the 25,514,800 ordinary shares issued by the Company was deemed to be £1.17, as the Company carried out a private placing at this price immediately following the share-for-share exchange. The fair value of the 74,093 £1 preference shares was £10 per share, their nominal value, since at the time of the combination the preference shares were convertible into ordinary shares based on a formula dividing the aggregate nominal amount of preference shares held by the average share price of the ordinary shares for the ten days before and after the conversion notice is served. The result is that the cost of investment in Antisoma Research Limited is deemed to be £30,593,000 under IFRS. This is an increase of £29,597,000 over the value of the investment recorded in the Company's books under UK GAAP.

(j) Charge to subsidiary for share options issued

The share option charge noted in note (a) above relates to the fair value of the Group share options. These share options were granted by the Company to employees of Antisoma Research Limited, a 100% subsidiary. Under IFRS the Company charges this amount to its cost of investment in Antisoma Research Limited.

Produced by
Wardour Publishing & Design


ANTISOMA

Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44 (0)20 8799 8200
Fax: +44 (0)20 8799 8201
e-mail: enquiries@antisoma.com
www.antisoma.com

Company registered number 03248123